Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 16, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains a press release issued by Vodafone Group Plc on November 15, 2005, entitled “VODAFONE ANNOUNCES RESULTS FOR THE SIX MONTHS TO 30 SEPTEMBER 2005”.

VODAFONE GROUP PLC	Embargo: Not for publication before 07:00 hours 15 November 2005

VODAFONE ANNOUNCES RESULTS FOR THE
SIX MONTHS TO 30 SEPTEMBER 2005

Robust financial performance:

•                       Group revenue of £18.3 billion.  Mobile telecommunications revenue increased to £17.7 billion, with organic growth(1) of 5.8%

•                       Adjusted basic earnings per share(1) increased by 8.5% to 5.37 pence.  Basic earnings per share were 4.36 pence.  Profit before taxation for the period was £4.1 billion after an impairment charge of £0.5 billion

•                       Free cash flow(1) of £3.7 billion.  Net cash inflow from operating activities, after net taxation paid of £0.7 billion, up 4.4% to £6.1 billion

Investment in customer growth:

•                       Net organic proportionate additions of 10.0 million for the period

•                       Closing proportionate customer base of 171.0 million, representing annualised organic growth of 12.9%

Continuing strong take-up of products and services:

•                       Total 3G devices of over 4.9 million at the period end, including 4.5 million consumer devices

•                       Mobile voice usage increased by 17.0% to 95.6 billion minutes and non-messaging data revenue grew by 29.6% to £1 billion

Substantial increase in returns to shareholders:

•                       Interim dividend per share increased by 15%, to 2.20 pence, giving a pay-out of approximately £1.4 billion.  Targeting a 50% dividend pay-out ratio for the year ending 31 March 2007

•                       Increasing share purchase target by £2 billion to £6.5 billion for the year to March 2006.  Since 1 April, £3.4 billion has been expended, reducing shares in issue by 3.7%

(1)               See page 62 for definition of terms and page 61 for use of non-GAAP financial information.

Arun Sarin, Chief Executive, commented:

“I am pleased to announce another strong set of results.  We have grown our customer base to 171 million and made good progress on 3G and other global products and services.  We continue to outperform our competitors in most of our markets as we leverage our global scale and remain focused on delivering our strategy for growth.  The Board is pleased to announce a substantial increase in returns to shareholders.”

CHIEF EXECUTIVE’S STATEMENT

Vodafone Group has posted another good set of results for the first half of this financial year, underpinned by a strong operational performance.

The main feature of the last six months has been the success our businesses have enjoyed in acquiring and retaining customers.  Our Group added 10 million net organic proportionate mobile customers in the first half, representing annualised growth of approximately 13%.  The total proportionate customer base of the Group has risen to 171 million as we continue to enjoy success in both low and high penetration markets.

Our focus on customers can also be seen in the continued and accelerating growth of our 3G customer base.  Our early push for 3G is delivering real benefits and we now have approximately 5 million devices.  Across the markets where we have introduced the benefits of W-CDMA, I continue to believe that 3G offers Vodafone, and indeed the mobile industry, significant opportunities for growth in the future.

We are now also seeing the benefits of scale introduced into the 3G world.  Handset prices to Vodafone have reduced by around 30% in the last 12 months and continued improvements in functionality are all helping to deliver 3G as a mass market proposition.  The Vodafone 3G service offering also continues to develop, with a major push in both music and mobile TV which will be enhanced by the rollout of HSDPA next year.  I am excited about the prospects for these adjacent markets and our ability to drive new revenue streams.

In light of our financial performance, we are reiterating our guidance ranges for the full year.  At this stage in the year we see the likely organic proportionate mobile revenue growth to be in the middle of the 6 to 9% range we indicated in May and organic proportionate mobile EBITDA margins to be at the lower end of the flat to minus 1% range.

The key trends in our business are reflected through our major geographies.  First, our core European footprint is delivering solid growth and broadly flat margins.  Given the competitive intensity of the European markets and our continued push for new customers, including 3G customers which tend to have a higher upfront subsidy and higher ARPUs, this is excellent progress.

In Japan, execution of our turn-around is on track and I am pleased with the progress we are making.  One of the key aspects of this programme is that we continue to invest in customers.  The EBITDA margin declined six percentage points year on year in the first half, which together with the effects of stake changes a year ago, contributed the majority of the 1.5 percentage point fall in the total mobile proportionate EBITDA margin.

In the US, our associate, Verizon Wireless, continues to lead the market for customer additions.  This has led to continued strong double digit service revenue growth, with some associated margin impact.  Given the development of the US market and market leading position enjoyed by Verizon Wireless, we are supportive of this strategy.

The Group continues to benefit from global scale.  Our One Vodafone implementation is now ramping up to ensure we can deliver full benefits from the 2008 financial year.  The differentiated customer propositions we have introduced in the last 12 months are delivering value to our customers.  A very good example of utilising our scale is the introduction of Vodafone Passport, which today is used by over 3 million customers across the Vodafone footprint.  Shareholders should expect us to continue to leverage our unrivalled scale in the future.

Inorganic growth is also a factor in our longer term development.  This year we have announced acquisitions in Romania, the Czech Republic, India and South Africa as well as the disposal of our Swedish business.  We will continue to focus on selective acquisitions and these recent announcements highlight our strategy of investing in growth markets.

The Board has approved a 15% increase in the interim dividend to 2.20 pence per share.  The Board has also indicated that it is targeting a 50% dividend pay-out ratio to be achieved for the 2007 financial year.  Having taken into account the target of a 50% pay-out, growth in future dividends is expected to be in line with underlying earnings growth.

The Board has also approved a £6.5 billion share purchase programme target for this financial year, representing an increase of £2 billion on the £4.5 billion target announced in May.  The Board will continue to review the appropriate allocation of capital on an ongoing basis.

Vodafone Group continues to prosper in a competitive and challenging environment.  I am very satisfied with progress and believe that the Group is uniquely placed to take advantage of the many opportunities to deliver shareholder value in the future.

Arun Sarin

GROUP FINANCIAL AND OPERATING HIGHLIGHTS

	Six months to 30 September
		2005	2004		Change %
	Page	£m	£m		£	Organic
Financial information
Revenue		18,251	16,742		9.0	6.4
Operating profit		4,477	4,759		(5.9)
Profit before taxation		4,107	4,540		(9.5)
Profit for the period		2,818	3,683		(23.5)
Basic earnings per share (pence)		4.36p	5.40	p	(19.3)
Capitalised fixed asset additions		2,097	2,177		(3.7)
Net cash flow from operating activities		6,084	5,827		4.4

Performance reporting(1)
Group EBITDA	58	6,711	6,320		6.2	3.3
Adjusted operating profit	6	4,973	4,759		4.5	3.9
Adjusted profit before tax	20	4,753	4,524		5.1
Adjusted effective tax rate	20	30.4%	29.0%
Adjusted profit for the period attributable to equity shareholders	39	3,421	3,309		3.4
Adjusted basic earnings per share (pence)	39	5.37p	4.95	p	8.5
Free cash flow	23	3,695	4,019		(8.1)
Net debt at 30 September	23	14,093	11,081		27.2

Operational
Vodafone live! - active devices (million)(2)(3)(4)	35.0	11.1	215.3
3G registered devices (million)(2)(3)	4.9	0.1
Vodafone Mobile Connect data card – registered devices (million)(2)(3)	0.6	0.3	100.0
Mobile voice usage (billion minutes)(2)(3)	95.6	81.7	17.0
Non-voice services as a % of service revenue(5)	18.8%	17.7%

The interim results have been prepared based on the requirements of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).  References to IFRS refer to the application of International Financial Reporting Standards, expected to be in issue and adopted for use in the European Union (“EU”) for the next annual financial statements, including International Accounting Standards (“IAS”) and interpretations issued by the IASB and its committees, and as interpreted by any regulatory bodies applicable to the Group.  Details of the principal accounting differences from UK generally accepted accounting practices are provided on page 49 to 51.

This results announcement contains certain information on the Group’s results and cash flows that have been derived from amounts calculated in accordance with IFRS, but are not themselves IFRS measures.  They should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be read in conjunction with the equivalent IFRS measure.  Further disclosures are provided under “Use of Non-GAAP Financial Information” on page 61.

See page 62 for definition of terms

(1)               These measures are stated excluding items not related to underlying business performance.  See page 39 for a description of items not related to underlying business performance

(2)               Cumulative number at 30 September

(3)               Figures represent 100% of subsidiary information and a pro-rata share in joint ventures

(4)               With effect from 31 December 2004, Vodafone live! active devices in Japan have been included in the Group total as the service in Japan has become aligned with the Vodafone live! experience in other countries

(5)               Following a review of certain tariffs in Japan, the Group has reclassified an element of monthly fees received from contract customers from voice revenue to non-voice revenue to provide a more precise reflection of customer usage in the six months ended 30 September 2004. Further details are provided on page 6

GROUP PROPORTIONATE INFORMATION

	Six months to 30 September
	2005	2004	Change %
	£m	£m	£	Organic
Financial

Revenue
Mobile telecommunications
- Germany	2,913	2,808	3.7
- Italy	2,240	2,091	7.1
- Spain	1,968	1,554	26.6
- UK	2,568	2,563	0.2
- Other mobile operations(1)	4,322	3,624	19.3
- Common functions(2)	70	58
Less: revenue between mobile operations	(233)	(172)
	13,848	12,526	10.6	6.8
- Japan	3,619	3,122	15.9
- Associated undertakings and investments	5,948	5,139	15.7
	23,415	20,787	12.6	7.7
Other operations	602	511	17.8
Less: revenue between mobile and other operations	(83)	(119)
	23,934	21,179	13.0	8.1

EBITDA(3)
Mobile telecommunications
- Germany	1,353	1,318	2.7
- Italy	1,207	1,119	7.9
- Spain	721	566	27.4
- UK	781	851	(8.2)
- Other mobile operations(1)	1,503	1,334	12.7
- Common functions(2)	182	(2)
	5,747	5,186	10.8	6.9
- Japan	787	864	(8.9)
- Associated undertakings and investments	2,344	2,138	9.6
	8,878	8,188	8.4	4.2
Other operations	64	63	1.6
	8,942	8,251	8.4	4.2

			Percentage Points	Percentage Points
EBITDA margin(3)
Mobile telecommunications
- Germany	46.4%	46.9%	(0.5)
- Italy	53.9%	53.5%	0.4
- Spain	36.6%	36.4%	0.2
- UK	30.4%	33.2%	(2.8)
- Other mobile operations(1)	34.8%	36.8%	(2.0)
	41.5%	41.4%	0.1
- Japan	21.7%	27.7%	(6.0)
- Associated undertakings and investments	39.4%	41.6%	(2.2)
Mobile EBITDA margin(3)	37.9%	39.4%	(1.5)	(1.3)

(1)               Excludes the results from associated undertakings.

(2)               Common functions represent revenue from Partner Markets and unallocated central Group income and expenses.

(3)               Charges for the use of the Vodafone brand and trademark have been revised with effect from 1 April 2005.  The impact of the change was to reduce individual operating company EBITDA margins by up to 1.1 percentage points in the six months to 30 September 2005 though there is no material impact on mobile or Group EBITDA or EBITDA margin.  See page 7 for details.

Proportionate information is presented and calculated on the basis described on pages 57 to 58
See page 62 for definition of terms

	2005	2004	Organic
Customers	Million	Million	%
Organic net proportionate customer additions in the six months to 30 September	10.0	7.4	35.1
Proportionate customers at 30 September	171.0	146.7	12.9
See page 62 for definition of terms

OUTLOOK

Please see “Forward-Looking Statements” on page 60 and definition of terms on page 62.

Where not explicitly stated on an organic basis, these expectations include the impact of the acquisition of interests in MobiFon in Romania and Oskar in the Czech Republic, but exclude the impact of recently announced transactions in India, Sweden and South Africa as their completion is subject to certain conditions.

For the year ending 31 March 2006 (“2006 financial year”)

The Group expects to deliver organic growth in proportionate mobile revenue in the middle of the 6% to 9% range previously indicated.

Continuing investment in customer growth is expected to result in the organic proportionate mobile EBITDA margin being at the lower end of the flat to 1 percentage point lower range when compared to the 2005 financial year.  The expected fall in the proportionate mobile EBITDA margin includes a decline in the year on year EBITDA margin for Vodafone Japan for the full year similar to that experienced in the first half of the year.

Group capitalised fixed asset additions are anticipated to be in the £5.0 billion to £5.4 billion range, including expenditure in Romania and the Czech Republic.

The Group continues to expect free cash flow to be within the £6.5 billion to £7.0 billion range previously indicated, including free cash flow from Romania and the Czech Republic.

Share purchases by the Group are targeted to be approximately £6.5 billion.

For the year ending 31 March 2007 (“2007 financial year”)

The following is a summary of the key trends expected for the 2007 financial year.

The Group will continue to focus on growing its operations and outperforming its competitors.  Whilst strong revenue growth is expected from 3G enabled data products it is likely that the overall rate of increase in proportionate mobile revenue on an organic basis will be slightly lower than that anticipated for the 2006 financial year due to both progressively higher levels of mobile penetration and a greater impact from changes in termination rates.

The Group expects to exploit opportunities to grow its customer and revenue base and consequently envisages a small decline in proportionate mobile EBITDA margins outside Japan as the benefit of efficiencies in payroll and other operating expenses arising from the One Vodafone programme are more than offset by additional investments in customer growth and changes in termination rates.

In Japan, the Group remains confident that the ongoing improvements to its handset range and the accelerated build out of its 3G network will enable Vodafone Japan to increase its share of the market’s overall growth in customers in the 2007 financial year.  It is expected that the costs of funding this anticipated growth and the opportunities presented by the introduction of mobile number portability are likely to cause a further significant reduction in EBITDA margin in the 2007 financial year as the Group seeks to re-build momentum in the business.

Group capitalised fixed asset additions, including those in Romania and the Czech Republic, are likely to be slightly higher than in the 2006 financial year, with further investment in 3G coverage and commencement of the Group’s rollout of HSDPA.

The effective tax rate for the year is expected to increase by a similar amount to that anticipated for the full 2006 financial year due to a reduced level of one-off restructuring opportunities.  It is also expected that there will be a significant increase in cash tax payments as a number of long standing tax issues are expected to reach resolution.

As a result of the above factors, the Group expects free cash flow to be lower than that anticipated for the 2006 financial year.

A detailed outlook, including the impact of the recently announced transactions in India, Sweden and South Africa, will be provided with the preliminary announcement of results for the 2006 financial year in May 2006.

BUSINESS REVIEW

		Six months to 30 September
		2005	2004	% change
		£m	£m	£	Organic

Revenue	Mobile telecommunications
	- Total service revenue	15,641	14,431	8.4	5.4
	- Other revenue(1)	2,059	1,884	9.3
		17,700	16,315	8.5	5.8
	Other operations	622	505	23.2
	Less: revenue between mobile and other operations	(71)	(78)
		18,251	16,742	9.0	6.4

Operating profit	Adjusted operating profit
	- Mobile telecommunications	4,952	4,748	4.3	3.7
	- Other operations	21	11	90.9
		4,973	4,759	4.5	3.9
	Items not related to underlying business performance:
	- Impairment of intangible assets	(515)	-	-
	- Non-operating income in associated undertakings	19	-	-
		4,477	4,759	(5.9)

Mobile telecommunications
Trading results	Voice services(2)	12,705	11,875	7.0	3.9
	Non-voice services(2)	2,936	2,556	14.9	12.2
	Total service revenue	15,641	14,431	8.4	5.4
	Net other revenue(1)	259	290	(10.7)
	Interconnect costs	(2,377)	(2,164)	9.8
	Other direct costs	(1,092)	(986)	10.8
	Net acquisition costs(1)	(1,078)	(1,007)	7.1
	Net retention costs(1)	(1,143)	(900)	27.0
	Payroll	(1,131)	(1,103)	2.5
	Other operating expenses	(2,451)	(2,314)	5.9
	EBITDA	6,628	6,247	6.1	3.1
	Acquired intangibles amortisation	(120)	(31)
	Purchased licence amortisation	(472)	(449)	5.1
	Depreciation and other amortisation	(2,269)	(2,103)	7.9
	Share of result in associated undertakings	1,185	1,084	9.3
	Adjusted operating profit	4,952	4,748	4.3	3.7

(1)                 Total mobile revenue includes £1,800 million (2004: £1,594 million) which has been excluded from net other revenue and deducted from acquisition and retention costs in the trading results.

(2)                 Following a review of certain tariffs in Japan, the Group has reclassified an element of monthly fees received from contract customers from voice revenue to non-voice revenue to provide a more precise reflection of customer usage.  The impact of the change is to reduce voice revenue by £224m and increase messaging revenue by £74m and non-messaging data revenue by £150m for both the mobile business and Japan in the comparative period.  There is no impact on service revenue or total revenue.

See page 62 for definition of terms

GROUP RESULTS

Total revenue increased by 9.0% to £18,251 million for the six months ended 30 September 2005, comprising organic growth of 6.4%, favourable movements in exchange rates of 1.4%, primarily from the Euro, and a further 1.2% from the acquisitions in the Czech Republic and Romania.

Adjusted operating profit increased by 4.5% to £4,973 million, with underlying organic growth of 3.9%, following organic growth of 3.7% in the Group’s mobile business.  Favourable exchange rate movements benefited reported growth for the Group by 1.3% whilst the impact of acquisitions reduced reported growth by 0.7%, principally due to the amortisation of intangible assets resulting both from the acquisitions in the current period and the increase in the Group’s effective shareholding in Japan in the prior period.  The Group recorded an impairment charge to the carrying value of goodwill in Vodafone Sweden of £515 million to reflect the recoverable amount at 30 September 2005.  This was the primary driver in the reduction in operating profit to £4,477 million, a decrease of 5.9% on the prior period.

MOBILE TELECOMMUNICATIONS RESULTS

Revenue

Revenue in the mobile business increased by 8.5%, or 5.8% on an organic basis, for the six months to 30 September 2005 due to a 5.4% increase in service revenue on an organic basis and growth in other revenue.  Service revenue growth reflected a 12.4% organic increase in the average customer base of the controlled mobile networks and the Group’s share of jointly controlled mobile networks, offset by a decline in ARPU in a number of markets following termination rate cuts, tariff adjustments in response to increased competition and a higher proportion of lower spending prepaid customers across the Group.

Voice revenue grew by 7.0%, or by 3.9% on an organic basis, with improvements in revenue from outgoing and roaming traffic offset by a decline in incoming revenue driven by termination rate cuts in several markets.  Total voice minutes increased by 17.0%, driven by a larger customer base and the success of usage stimulation initiatives. These factors, counterbalanced by tariff declines, resulted in growth in outgoing revenue.  Roaming revenue benefited from the launch of Vodafone Passport in the current period.

An increase of 29.6% in non-messaging data revenue, to £989 million, was the principal driver in the growth of non-voice service revenue to £2,936 million for the six months to 30 September 2005, a 12.2% increase on an organic basis.  Registering an additional 2,740,000 3G devices in the last six months, including 188,000 Vodafone Mobile Connect 3G/GPRS data cards, was the main factor in the non-messaging data revenue growth, along with Vodafone live! for consumers and BlackBerry® from Vodafone in the business segment.  Messaging revenue continued to represent the largest component of non-voice revenue at £1,947 million for the current period, an 8.6% increase over the prior period.

Other revenue increased to £2,059 million, principally due to growth in revenue related to acquisition and retention activities in Spain and Japan.  A 27.8% rise in the number of gross customer additions, partially offset by a fall in the average revenue for handset sales to new prepaid customers, and a 23.3% increase in the number of upgrades, at a higher average price as customers upgraded to high-specification 3G handsets, led to a 12.9% growth in revenue related to acquisition and retention activities to £1,800 million.

Adjusted operating profit

Adjusted operating profit increased by 4.3% to £4,952 million, comprising organic growth of 3.7% and favourable exchange rate movements of 1.4% offset by the impact of acquisitions in the current and prior periods.

Interconnect costs increased by 6.2% on an organic basis, as strong growth in voice usage was only partially offset by cuts in termination rates in a number of markets and an increased proportion of outgoing traffic being to other Vodafone customers, which does not result in interconnect expense.

Acquisition and retention costs, net of attributable revenue, grew by 16.5% to £2,221 million, principally due to increased investment in retention activities, with Japan representing the largest element, as the number of upgrades grew strongly with a marginally higher average subsidy per upgrade.

Payroll and other operating expenses as a percentage of service revenue decreased from 23.7% to 22.9% as the Group continued to realise cost efficiencies.

The charge relating to the amortisation of acquired intangible assets increased to £120 million following the acquisitions in the Czech Republic and Romania in the current period and the increase in the Group’s effective shareholding in Japan in the prior period.  Depreciation and other amortisation increased principally due to acquisitions in the current period and the ongoing expansion of 3G networks.

The Group’s share of the result in associated undertakings, before items not related to underlying business performance, grew by 9.3% after the deduction of interest, tax and minority interest, and 8.5% before the deductions, primarily due to growth at SFR in France.  The Group’s share of the result in Verizon Wireless increased by 5.9% to £952 million, before deduction of interest, tax and minority interest.

MOBILE TELECOMMUNICATIONS – REVIEW OF OPERATIONS

Vodafone operating companies are licensed on an arms length basis to use the Vodafone brand and related trademarks.  These arrangements have been reviewed and the charges for the use of the Vodafone brand and related trademarks were revised with effect from 1 April 2005 to reflect the positioning of the brand in the current markets.  There is no material impact on the Group’s overall operating profit or EBITDA margin.  The impact of the change is to reduce individual operating company margins by up to 1.1 percentage points, depending on the operating company, with a corresponding increase in the profit attributable to the Common functions segment, which forms part of the mobile telecommunications business.

GERMANY

Financial highlights		Six months to 30 September
		2005	2004	% change
		£m	£m	£	€

Total revenue(1)		2,913	2,808	3.7	2.0

Trading results	Voice services	2,225	2,185	1.8	0.2
	Non-voice services	536	451	18.8	16.7
	Total service revenue	2,761	2,636	4.7	3.0
	Net other revenue(1)	49	69	(29.0)	(30.6)
	Interconnect costs	(394)	(377)	4.5	2.8
	Other direct costs	(144)	(158)	(8.9)	(9.8)
	Net acquisition costs(1)	(179)	(166)	7.8	5.5
	Net retention costs(1)	(180)	(157)	14.6	13.0
	Payroll	(208)	(207)	0.5	(1.7)
	Other operating expenses	(352)	(322)	9.3	7.6
	EBITDA	1,353	1,318	2.7	1.0
	Purchased licence amortisation	(171)	(168)	1.8	–
	Depreciation and other amortisation	(407)	(371)	9.7	7.9
	Adjusted operating profit	775	779	(0.5)	(2.1)

	EBITDA margin	46.4%	46.9%

KPIs	Closing customers (‘000)	28,259	26,092		8.3
	Average monthly ARPU	€24.4	€25.7		(5.1)

(1)               Total revenue includes £103 million (2004: £103 million) which has been excluded from net other revenue and deducted from acquisition and retention costs in the trading results

See page 62 for definition of terms

Vodafone achieved strong customer growth in a competitive market, consolidated its market position in 3G offerings with innovative new products, including Mobile TV, and launched Vodafone Zuhause, an alternative to a fixed line network allowing private householders and home office users to replace their existing fixed line connection.  In September 2005, Vodafone launched 3G services for prepaid customers and commenced customer trials of High Speed Downlink Packet Access (“HSDPA”) technology which enables data transmission speeds of up to 2 megabits per second.

Total revenue grew by 2.0%, when measured in local currency, due to a 3.0% increase in service revenue, primarily driven by a larger customer base, partly offset by lower other revenue. Competitively priced prepaid offerings including new text packages and tariff options for evening and weekend calls, selective top-up promotions and a new internet-only low cost tariff along with the success of 3G, new voice bundles and the launch of Vodafone Zuhause, led to growth in the average customer base of 8.7% compared with the comparative period. New voice bundles, which had attracted more than 4 million customers at 30 September 2005, were the main factor in the 11.1% increase in voice usage by contract customers and contributed to the 0.9 percentage points fall in contract churn to 13.7% for the period.  A rise in the number of lower spending prepaid customers along with a fall in activity level and a cut in the mobile call termination rate from 14.3 eurocents to 13.2 eurocents in the second half of the previous financial year had a dilutive effect on ARPU, and particularly impacted service revenue growth in the second quarter, whilst growth in the first quarter benefited from the timing of Easter holidays compared to the prior period.

Non-voice service revenue increased by 16.7% in local currency compared to the six months to 30 September 2004, primarily due to the success of non-messaging data offerings, the revenue from which increased by 75.4% in local currency, to £117 million. Vodafone continued to lead the 3G market in Germany with 815,000 registered 3G devices on the network at 30 September 2005, including 148,000 Vodafone Mobile Connect 3G/GPRS data cards.  In the consumer segment, the number of active Vodafone live! devices increased by 13.7% over the six month period to   5,508,000 at 30 September 2005.

Investment in customer retention and an increase in the Group’s charge for the use of the brand and related trademarks, representing 1.1 percentage points of the change in EBITDA margin and reported in other operating expenses, led to a decrease in EBITDA margin of 0.5 percentage points to 46.4%.  Interconnect costs rose broadly in line with service revenue as an 8.9% increase in total voice usage was partially offset by the termination rate cut.  A higher proportion of new 3G customers, as discussed above, and a 9.2% rise in gross customer additions led to an increase of 5.5% in net acquisition costs, in local currency.  Adjusted operating profit was impacted by increased depreciation charges resulting from the ongoing 3G network roll out and the disposal of assets due to the standardisation of network equipment.

ITALY

Financial highlights		Six months to 30 September
		2005	2004	% change
		£m	£m	£	€

Total revenue(1)(2)		2,240	2,091	7.1	5.3
Trading results(2)	Voice services	1,816	1,720	5.6	3.8
	Non-voice services	343	283	21.2	18.9
	Total service revenue	2,159	2,003	7.8	6.0
	Net other revenue(1)	5	5	–	(13.1)
	Interconnect costs	(366)	(357)	2.5	0.9
	Other direct costs	(122)	(112)	8.9	6.3
	Net acquisition costs(1)	(39)	(29)	34.5	30.8
	Net retention costs(1)	(41)	(31)	32.3	29.4
	Payroll	(123)	(126)	(2.4)	(4.0)
	Other operating expenses	(266)	(234)	13.7	11.9
	EBITDA	1,207	1,119	7.9	6.0
	Purchased licence amortisation	(37)	(36)	2.8	–
	Depreciation and other amortisation	(247)	(239)	3.3	1.7
	Adjusted operating profit	923	844	9.4	7.5

	EBITDA margin	53.9%	53.5%

KPIs	Closing customers (‘000)(2)	17,884	16,654		7.4
	Average monthly ARPU	€30.1	€30.3		(0.7)

(1)               Total revenue includes £76 million (2004: £83 million) which has been excluded from net other revenue and deducted from acquisition and retention costs in the trading results

(2)               Italy is a joint venture and is proportionately consolidated by the Group and hence the results and customers reported represent the Group’s average effective interest, being 76.8% for the six months to 30 September 2005 (2004: 76.8%)

See page 62 for definition of terms

In an intensely competitive market, Vodafone continued to perform strongly in Italy through customer growth, driven by successful summer promotions, and a focus on high value customers.  Average customer growth of 6.5% was achieved despite market penetration levels well in excess of 100% due to customers having more than one SIM.

In local currency, total revenue increased by 5.3%, reflecting the growth in service revenue achieved from an increase in the average customer base.  This was partially offset by a slight decrease in ARPU following a cut in termination rates averaging 20.5% from 1 September 2005 which impacted service revenue growth and interconnect costs in the second quarter.  Strong promotional initiatives over the summer, comprising free calls and text messages for a small activation fee, were taken up by more than 4 million customers and stimulated voice and text usage.   Total voice usage increased by 5.5% compared with the six months to 30 September 2004, with a higher proportion of voice minutes from calls between Vodafone customers, which do not result in interconnect costs.  Targeted retention activities and a focus on high value customers led to a reduction in contract customer churn to 14.7% from 18.0% for the prior period and limited the increase in total churn, which rose over the prior period by 1.6 percentage points to 18.0%.  In the business segment, the positive net customer inflow from mobile number portability continued, reflecting the attractiveness of its business offerings, including products such as the Vodafone Mobile Connect data card and Vodafone Passport.

Non-voice service revenue increased by 18.9% in local currency, with revenue from messaging increasing to £297 million, representing growth of 15.4% in local currency.  Non-messaging data revenue grew by 48.7% driven by the success of 3G offerings and a 124.2% increase in the Group’s share of the number of active Vodafone live! devices over the past twelve months.  At 30 September 2005, the Group’s share of registered 3G devices was 1,044,000 compared with 511,000 at 31 March 2005.

The EBITDA margin grew by 0.4 percentage points to 53.9%, despite an increase in the cost of acquiring and retaining customers in response to competitive pressures, though these costs remain low as a percentage of service revenue compared to other markets, and higher operating expenses from increased marketing and network costs as 3G network coverage continued to improve.  In local currency, adjusted operating profit increased by 7.5% due to the same factors.

JAPAN

Financial highlights		Six months to 30 September
		2005	2004	% change
		£m	£m	£	¥

Total revenue(1)		3,704	3,689	0.4	(0.4)

Trading results	Voice services(2)	1,889	2,015	(6.3)	(6.3)
	Non-voice services(2)	815	830	(1.8)	(1.8)
	Total service revenue	2,704	2,845	(5.0)	(5.0)
	Net other revenue(1)	7	11
	Interconnect costs	(238)	(250)	(4.8)	(5.1)
	Other direct costs	(133)	(119)	11.8	12.3
	Net acquisition costs(1)	(294)	(322)	(8.7)	(8.9)
	Net retention costs(1)	(460)	(320)	43.8	43.3
	Payroll	(74)	(115)	(35.7)	(36.4)
	Other operating expenses	(708)	(708)	–	(0.2)
	EBITDA	804	1,022	(21.3)	(23.2)
	Acquired intangibles amortisation	(68)	(30)
	Depreciation and other amortisation	(545)	(569)	(4.2)	(4.3)
	Adjusted operating profit	191	423	(54.8)	(57.1)

	EBITDA margin	21.7%	27.7%

KPIs	Closing customers (‘000)	14,991	15,123		(0.9)
	Average monthly ARPU	¥5,983	¥6,279		(4.7)

(1)               Total revenue includes £993 million (2004: £833 million) which has been excluded from net other revenue and deducted from acquisition and retention costs in the trading results

(2)               Following a review of certain tariffs, the Group has reclassified an element of monthly fees received from contract customers from voice revenue to non-voice revenue to provide a more precise reflection of customer usage.  More details are provided on page 6

See page 62 for definition of terms

Market conditions for Vodafone in Japan continue to be challenging.  Vodafone is in the process of returning to customer growth through more competitive services and pricing coupled with an improving 3G network and handset range, most recently demonstrated by the announcement of improvements to the handset range for the winter sales period.

In local currency, revenue decreased marginally by 0.4% as the increase in equipment revenue related to acquisition and retention activities was offset by a 5.0% reduction in service revenue.  The decrease in service revenue followed a decline in ARPU and a slight decline in the average customer base.  The loss of higher value customers, following a lack of a competitive 3G offering, and the total ban on using mobile phones whilst driving introduced in November 2004, led to the reduction in ARPU.  The revenue uplift from the introduction of new tariffs in the second quarter of the prior period has not been replicated in the current period.  Revenue related to acquisition and retention activities improved by 19.2% in local currency due to increased sales of higher specification handsets, particularly from retention activities, which outweighed lower gross connections.

New flat rate messaging and data tariffs improved the competitiveness of the non-voice offerings and were a significant contributory factor in an additional 816,000 3G devices being registered to the network in the six months to 30 September 2005, bringing the total to 1,614,000.  Non-voice revenue decreased by 1.8% in local currency, to £815 million, as the growth in non-messaging data was offset by the loss of higher value customers.  Non-messaging data revenue increased by 12.4% in local currency, to £615 million for the six months to 30 September 2005, resulting from higher usage of data products and services and the fact that messaging transmitted via the 3G network is reported as data revenue in Japan as 3G messages are packet-based.

Investment in customer retention in response to competitive pressures contributed to a reduction in customer churn from 23.1% for the six months to September 2004 to 19.7% for the current period and, along with the dilution of ARPU and higher direct costs resulting from lower provisions for slow moving handset stocks in the comparative period, led to the EBITDA margin falling 6.0 percentage points to 21.7%.  These factors were partially offset by a reduction in gross connections leading to lower net acquisition costs.  Adjusted operating profit was impacted by the factors above and an increase in the amortisation of acquired intangible assets recognised following the Group’s increase in its effective shareholding in Japan in the six months ended 30 September 2004.

On 9 November 2005, the government of Japan awarded two licences for 1.7GHz and one licence for 2.0 GHz spectrum to potential new mobile market entrants.  These licences carry obligations to deploy national coverage within an allocated time frame.  The new market entrants are expected to start limited service from late 2006.

SPAIN

Financial highlights		Six months to 30 September
		2005	2004	% change
		£m	£m	£	€

Total revenue(1)		1,968	1,554	26.6	24.6

Trading results	Voice services	1,546	1,246	24.1	22.1
	Non-voice services	251	180	39.4	37.1
	Total service revenue	1,797	1,426	26.0	24.0
	Net other revenue(1)	1	1	-	-
	Interconnect costs	(323)	(266)	21.4	19.5
	Other direct costs	(155)	(117)	32.5	29.5
	Net acquisition costs(1)	(123)	(115)	7.0	5.5
	Net retention costs(1)	(114)	(75)	52.0	48.7
	Payroll	(76)	(66)	15.2	13.4
	Other operating expenses	(286)	(222)	28.8	26.8
	EBITDA	721	566	27.4	25.5
	Purchased licence amortisation	(34)	(34)	-	-
	Depreciation and other amortisation	(158)	(135)	17.0	14.5
	Adjusted operating profit	529	397	33.2	31.4

	EBITDA margin	36.6%	36.4%

KPIs	Closing customers (‘000)	12,418	10,452		18.8
	Average monthly ARPU	€37.0	€35.4		4.5

(1)               Total revenue includes £170 million (2004: £127 million) which has been excluded from net other revenue and deducted from acquisition and retention costs in the trading results

See page 62 for definition of terms

Vodafone continued to deliver strong growth in Spain through a focus on customer growth, targeted summer campaigns and excellent customer service, as well as the retention of high value customers, alongside propositions encouraging both customer transition from prepaid to contract and increased voice usage.

In local currency, total revenue for the six months to 30 September 2005 increased by 24.6%, principally as a result of a 24.0% rise in service revenue.  The average customer base grew by 18.8% owing to 1,967,000 new customers from the successful summer campaign and attractive tariffs combined with a successful customer retention strategy and net inflow of customers from mobile number portability. Additionally, a continuing campaign encouraging customers to switch from prepaid to contract helped the percentage of contract customers increase from 45.4% at 30 September 2004 to 48.0% at 30 September 2005.  Growth of 38.0% in voice usage, driven by promotions, a larger customer base and a higher proportion of contract customers, resulted in a 4.5% increase in ARPU, despite a 10.5% cut in termination rates in November 2004.

Non-voice service revenue increased by 37.1%.  Promotions encouraging usage resulted in text message volumes increasing by 26.6% in the six months to 30 September 2005.  Although messaging remains the principal driver for the rise in non-voice service revenue, non-messaging data revenue continues to increase its share of non-voice service revenue, increasing by 85.7% in local currency to £46 million.  This is driven by the success of 3G services, with 315,000 devices registered by 30 September 2005, and Vodafone live!, which has 4,132,000 devices using the service.

The EBITDA margin for the six months to 30 September 2005 increased by 1.3 percentage points compared to the prior period, excluding an increase in the Group charge for use of the brand and related trademarks which resulted in a 1.1 percentage point fall in EBITDA margin.  Both acquisition costs and interconnect costs fell as a proportion of service revenue, the latter due to the cut in termination rates combined with promotions focusing on calls to Vodafone and fixed-line numbers, which incur lower interconnect costs.  These falls were counteracted by a 48.7% rise in net retention costs, which resulted from a focus on retaining customers and led to a reduction in churn levels from 23.0% for the six months to 30 September 2004 to 21.2% for the current period.  Other direct costs increased 29.5%, primarily as a result of an increase in content provision costs arising from the increase in data traffic.

UNITED KINGDOM

Financial highlights		Six months to 30 September
		2005	2004	% change
		£m	£m

Total revenue(1)		2,568	2,563	0.2

Trading results	Voice services	1,864	1,879	(0.8)
	Non-voice services	453	404	12.1
	Total service revenue	2,317	2,283	1.5
	Net other revenue(1)	68	93	(26.9)
	Interconnect costs	(438)	(410)	6.8
	Other direct costs	(180)	(189)	(4.8)
	Net acquisition costs(1)	(216)	(186)	16.1
	Net retention costs(1)	(199)	(198)	0.5
	Payroll	(205)	(208)	(1.4)
	Other operating expenses	(366)	(334)	9.6
	EBITDA	781	851	(8.2)
	Acquired intangibles amortisation	(2)	–
	Purchased licence amortisation	(166)	(166)	–
	Depreciation and other amortisation	(293)	(289)	1.4
	Adjusted operating profit	320	396	(19.2)

	EBITDA margin	30.4%	33.2%

KPIs	Closing customers (‘000)	15,764	14,600	8.0
	Average monthly ARPU	£24.9	£26.6	(6.4)

(1)               Total revenue includes £183 million (2004: £187 million) which has been excluded from net other revenue and deducted from acquisition and retention costs in the trading results

See page 62 for definition of terms

The UK continues to be one of the most competitive markets in which Vodafone operates, with among the highest penetration rates in Europe.  Nevertheless, Vodafone has maintained its lead in revenue market share and has continued to be successful in attracting customers and generating additional usage, particularly by contract customers, through enhancing consumer offerings and building on leadership in business.

Total revenue for the six months to 30 September 2005 increased marginally, as the benefits of a growing customer base and increasing non-voice revenue were negated by a fall in other revenue and the 30% cut in termination rates introduced on 1 September 2004 for all UK mobile network operators, excluding the new third generation operator.  ARPU fell by 6.4%, as reduced voice ARPU, including the effect of the termination rate cut and a higher proportion of lower spending prepay customers, was partially offset by growth in non-voice revenue.  Excluding the impact of the termination rates cut, service revenue grew by 4.8%, principally due to an 8.7% increase in the average customer base.

Increased investment in acquisition activity and enhanced consumer offerings drove customer growth in the six months to 30 September 2005.  Contract net additions increased 31.8% for the six months to 30 September 2005 compared to the same period last year despite a slight reduction in the net acquisition cost per gross addition.  Consumer offerings launched in the period included the ‘Stop the Clock’ proposition which allows customers on 18 month contracts to talk off-peak for up to 60 minutes and only pay for 3 minutes.  In the business segment, the ‘Perfect Fit for Business’ tariffs increased revenue and usage.

The principal driver behind the 12.1% rise in non-voice revenue was an increase of 57.9% in non-messaging data revenue to £103 million, primarily due to the success of offerings such as Vodafone live!, with 3,963,000 active devices at 30 September 2005, 3G, with 438,000 registered devices including 97,000 business devices, and BlackBerry® from Vodafone with 179,000 registered devices.

Investments in customer acquisition, a rise in interconnect costs and provisions for one-off call centre closures led to a fall in EBITDA margin of 1.8 percentage points, with an additional 1.0 percentage point of the fall due to the increase in the Group charges for use of the brand and related trademarks.  The increased investment in acquisition activity along with broadly stable contract churn has led to growth in the customer base, including higher spending contract customers, and provides a strong platform for future growth.  Contract churn in the current period benefited from focused upgrade activity and a higher proportion of the customer base being on 18 month contracts.  An increase in the proportion of upgrades through Vodafone’s own channels enabled net retention costs to be kept stable despite a 9.4% rise in the volume of upgrades.  Interconnect costs increased as total voice usage grew by 9.6%, driven by a higher customer base, usage stimulation initiatives for contract customers such as ‘Stop the Clock’ and a higher proportion of outgoing calls made to other mobile networks, partially offset by the impact of termination rate cuts.

AMERICAS – Verizon Wireless

Financial highlights		Six months to 30 September
		2005	2004	% change
		£m	£m	£	$

Adjusted operating profit		772	738	4.6	5.2

Share of result in associated undertakings	Operating profit	952	899	5.9	6.3
	Interest	(100)	(92)	8.7
	Tax	(54)	(44)	22.7
	Minority interest	(26)	(25)	4.0
		772	738	4.6	5.2

Proportionate revenue		3,916	3,433		14.4

Proportionate EBITDA margin		37.1%	39.3%

KPIs	Closing customers (‘000)	49,291	42,118		17.0
	Average monthly ARPU	$51.6	$53.2		(3.0)
	Acquisition and retention costs as a percentage of service revenue	13.2%	12.3%

See page 62 for definition of terms

The US market has recently experienced considerable consolidation, including the mergers of Cingular and AT&T Wireless, Sprint and Nextel, and Alltel and Western Wireless.  Penetration has reached approximately 66% as at 30 June 2005, with Verizon Wireless’ customer market share at approximately 24%.

Despite the consolidation, Verizon Wireless continued to outperform its competitors, ranking first in customer net additions for the six months to 30 September 2005, with the total customer base increasing by 8.4% in the current period to 49,291,000.  The strong customer growth has benefited from a churn rate which is amongst the lowest in the US mobile industry and which has continued to improve from 17.9% for the six months to 30 September 2004 to 15.1% for the current period.

In local currency, proportionate service revenue increased by 13.6%, driven by the larger customer base offset by a decrease in ARPU.  The ARPU decline of 3.0% was primarily due to tariff pricing changes earlier in 2005 and increases in the size of bundled minute plans.  The growth in the customer base and the larger bundle sizes contributed to a 35% growth in total minutes of use.

Non-voice service revenue increased by 96.9% over the prior period and represented 7.5% of service revenue in the six months to 30 September 2005.  Non-voice revenue growth was primarily generated by increased SMS and MMS usage and growth in new products including V CASTSM, VZMail and BroadbandAccess.  V CASTSM and BroadbandAccess are delivered over Verizon Wireless’ EV-DO network, which is expected to cover nearly half of the population by the end of 2005.

The EBITDA margin remained strong, but declined from 39.3% in the prior period to 37.1%.  The margin reduction was primarily caused by lower ARPU and increased costs of acquisition and retention resulting from the industry leading customer growth.  In local currency, the Group’s share of Verizon Wireless’ operating profit increased by 6.3%.  The Group’s share of the tax attributable to Verizon Wireless of £54 million for the six months to 30 September 2005 relates only to the corporate entities held by the Verizon Wireless partnership.  The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

Vodafone and Verizon Wireless are engaged in a number of joint projects to bring global services to their customers.  In September 2005, Vodafone and Verizon Wireless jointly launched a two card international data roaming solution which allows Vodafone’s customers to use Verizon Wireless’ broadband coverage in the US and provides Verizon Wireless’ customers with coverage in 50 countries globally.

Verizon Wireless has recently strengthened its spectrum position with the closing of the purchase of several key spectrum licences, including licences from NextWave, Leap Wireless, Metro PCS, and through participation in the FCC’s Auction 58.

OTHER MOBILE OPERATIONS

Financial highlights		Six months to 30 September
		2005	2004	% change
		£m	£m	£	Organic

Total revenue	Subsidiaries	3,826	3,176	20.5
	Joint ventures	632	548	15.3
	Less: intra-segment revenue	(17)	(12)
		4,441	3,712	19.6	10.9

Adjusted operating	Subsidiaries	706	717	(1.5)
profit	Joint ventures	170	133	27.8
	Associated undertakings	413	346	19.4
		1,289	1,196	7.8	4.5

Trading results	Voice services	3,536	2,975	18.9
	Non-voice services	568	427	33.0
	Total service revenue	4,104	3,402	20.6
	Net other revenue(1)	62	51	21.6
	Interconnect costs	(819)	(668)	22.6
	Other direct costs	(345)	(277)	24.5
	Net acquisition costs(1)	(228)	(189)	20.6
	Net retention costs(1)	(149)	(119)	25.2
	Payroll	(307)	(257)	19.5
	Other operating expenses	(733)	(572)	28.1
	EBITDA	1,585	1,371	15.6	5.4
	Acquired intangibles amortisation	(50)	-
	Purchased licence amortisation	(63)	(44)	43.2
	Depreciation and other amortisation	(596)	(477)	24.9
	Share of result in associates	413	346	19.4
	Adjusted operating profit	1,289	1,196	7.8	4.5

	EBITDA margin	35.7%	36.9%

Share of result in	Operating profit	598	529	13.0
associates	Interest	(7)	(5)
	Tax	(178)	(178)
		413	346	19.4

(1)               Total revenue includes £275 million (2004: £259 million) which has been excluded from net other revenue and deducted from acquisition and retention costs in the trading results

See page 62 for definition of terms

Total revenue for the Group’s Other Mobile Operations increased by 19.6%, or 10.9% on an organic basis.  Favourable exchange rate movements represented 3.3% of the difference between reported and organic growth, whilst the acquisitions in the Czech Republic and Romania in the six months to 30 September 2005 increased reported growth by 5.4%.  The organic increase in total revenue was driven principally by organic service revenue growth, which improved as a result of growth in average customers of 23.5% excluding the impact of the acquisitions, and by 36.5% including the acquisitions, offset by cuts in termination rates in certain markets and ARPU dilution from tariff adjustments and from an increase in the number of lower usage prepaid customers.  Non-voice service revenue continued to grow strongly and represented 13.8% of service revenue for the six months to 30 September 2005.

Investment in customer retention and an increase in the Group’s charge for the use of the brand and related trademarks amounting to a 0.6 percentage points fall in the EBITDA margin, partially offset by the higher margins of the acquisitions, led to a decrease in the EBITDA margin to 35.7%.

Adjusted operating profit increased by 7.8% and 4.5% on an organic basis over the comparative period, with 0.4% of the difference due to the acquisitions in the current period and 2.9% resulting from favourable foreign exchange rate movements.  Higher depreciation and purchased licence amortisation, following the launch of 3G services, and amortisation of identifiable intangible assets from the acquisitions in the Czech Republic and Romania, impacted the reported growth in adjusted operating profit for the six months to 30 September 2005.

Other Mobile subsidiaries

Local currency service revenue grew by 7.3% in Greece due to a 12.7% increase in the average customer base offset by a reduction in ARPU due primarily to the reduced rates for incoming traffic.

In Egypt, service revenue grew by 34.6% in local currency as a result of the average customer base increasing by 57.8%, primarily driven by attractive tariffs, especially in the prepaid market, and the success of innovative new products and services, such as allowing the transfer of airtime between customers.

A cut in average termination rates of approximately 24% in Portugal in March 2005 and an increase in value-added taxes led to service revenue growth being restricted to 0.9% in spite of an 11.2% rise in the average customer base and strong growth in non-voice revenue following the success of 3G service offerings.

The market in Sweden continued to be challenging due to intense competition driving down prices, with a 3.2% decline in service revenue in spite of strong growth in non-voice service revenue, an increase in average customers and a higher proportion of contract additions resulting from increased acquisition investment.  On 31 October 2005, the Group announced that its 100% interest in Vodafone Sweden is to be sold to Telenor, the pan-Nordic telecommunications operator.  The sale is expected to be completed by 31 December 2005, subject to EU regulatory approval.  Vodafone and Telenor have agreed the terms of a Partner Network Agreement in Sweden, allowing Vodafone Sweden and Vodafone customers to continue to benefit from Vodafone’s global brand, products and services in Sweden.

In the Netherlands, a 5.8% increase in service revenue was achieved in a highly competitive market through continued growth in the customer base, stimulated by attractive price plans and the launch of 3G.

In Ireland, customer growth and the success of non-voice offerings led to a 6.7% increase in service revenue.

In the intensely competitive Australian market, the success of new bundled plans led to customer growth of 14.3% and a significant increase in voice usage, which also adversely impacted interconnect costs. In local currency, service revenue rose by 6.3%, despite a decline in ARPU due to the large number of customers migrating to the new tariffs.  3G services were launched on 31 October 2005.

Other Mobile joint ventures

Average proportionate customers for the Group’s joint ventures, excluding Italy, increased by 39.0% in the six months to 30 September 2005, with particularly strong growth in markets with relatively low penetration rates, particularly South Africa.  The customer growth generated a 27.8% rise in adjusted operating profit.

Other Mobile associated undertakings

In France, mobile to mobile termination fees were introduced for the first time in 2005.  As a result, SFR experienced a significant increase in incoming revenue, with a similar sized increase in interconnection costs.  Excluding the impact of mobile to mobile termination fees, SFR reported strong growth in revenue and operating profit, principally due to an 8.1% increase in average customers compared to the prior period.  Usage of both voice and non-voice services grew in the period, and SFR had a total of 3,823,000 Vodafone live! customers at 30 September 2005.  Since launching consumer 3G services in November 2004, SFR has established a customer base of 399,000 at 30 September 2005.

Other Mobile investments

China Mobile, in which the Group has a 3.27% stake, and which is accounted for as an available-for-sale investment, grew its customer base by 9.8% over the six months to 234.9 million at 30 September 2005.  Dividends of £41 million were received in the six months to 30 September 2005.

OTHER OPERATIONS

Financial highlights		Period ended 30 September
		2005	2004	% change
		£m	£m	£

Revenue	Germany	622	505	23.2

Adjusted operating profit	Germany	38	17	123.5
	France	(17)	(6)
		21	11	90.9
See page 62 for definition of terms

Other operations comprise interests in fixed line telecommunications businesses in Germany and France.

Germany

In local currency, Arcor’s revenue increased by 21.0%, primarily due to customer and usage growth, partially offset by tariff decreases in the competitive market. The incumbent fixed line market leader continues to drive this intense competition, although Arcor further strengthened its position as the main competitor.  Contract ISDN voice (direct access) customers increased by 57% to 1,120,000 and contract DSL (broadband internet) customers by 90% to 863,000 in the six months to 30 September 2005. The revenue growth and further cost efficiencies led to an improvement in EBITDA.

France

The Group’s associated undertaking, Cegetel, merged with neuf telecom on 22 August 2005, leaving Vodafone with a proportionate interest of 12.4% in the enlarged group, neuf cegetel.

GLOBAL SERVICES

One Vodafone

The One Vodafone initiatives are targeted at achieving savings in operating expenses and enhancing revenue for the Group’s controlled mobile businesses and the Group’s jointly controlled mobile business in Italy.

The Group expects that, in the year ending 31 March 2008 (“2008 financial year”), operating expenses, being the aggregate of payroll, other operating expenses, and capitalised fixed asset additions, will be broadly similar to those for the year ended 31 March 2004, assuming no significant changes in exchange rates and after adjusting for acquisitions and disposals.  The Group is targeting mobile capitalised fixed asset additions in the 2008 financial year to be 10% of mobile revenue as a result of the initiatives.

Revenue enhancement initiatives are expected to deliver benefits equivalent to at least 1% additional revenue market share in the 2008 financial year compared with the 2005 financial year.  The Group will measure the revenue benefits in its four principal controlled markets and jointly controlled market in Italy compared to its established competitors.

The objective for the current financial year (“2006 financial year”) has been to begin implementation of the plans outlined last year.  Significant benefits are expected in the  2007 financial year, with the full targets expected to be met in the 2008 financial year.

The One Vodafone programme has focused on six key initiatives as follows:

•                       The network initiative has developed plans in the radio area to standardise specifications for base stations and accessories to leverage buying power and improve efficiency in, for example, power consumption and leased line usage.  In core networks, the Group is advancing towards an all IP network, thereby simplifying and reducing the number of component parts and leading to lower costs.  Through increasing the amount of self built transmission, both through microwave links and owned dark fibre, costs should be reduced and future cost escalation limited as the volume of data traffic grows.

•                       The service platforms initiative is creating shared service centres to host the European development and operations of services.  The shared service Vodafone live! portal is now providing a hosting service for five operating companies and more are planned to migrate in the current financial year.  Other platforms are also being migrated and new services are being implemented for the first time on the shared service platform only.  The centralisation is designed not only to reduce costs but also to increase revenue through reduced time to market for new products and services.

•                       IT is the most complex initiative and focuses on the two areas of data centres and application consolidation.  For data centres, which host the servers to support billing and customer relationship management (“CRM”) systems, consolidation is underway and one organisation has been created in Europe with the objective of reducing eleven centres down to three.  Data centres represent around 25% of the overall Group IT cost and plans are in place to reduce this cost by over 20%.  The larger part of the IT effort is focused on application consolidation, a highly complex and business critical multi-year project, which will continue through to 2008 and beyond.

•                       The customer management programme is initially focused on implementing best practice across the Group.  In the longer term, the objective is to implement a single CRM system.  In the first half of the 2006 financial year, a single help desk for multi-national customers and centralised support for our roaming customers have been launched.

•                       The focus of the terminals programme is to reduce the number of terminals in the overall range, increasing the number of customised terminals to drive cost reductions.  In addition, complexity in the terminals should be reduced by standardising components and moving to a smaller number of technology platforms.  It is expected that these activities will drive incremental revenue benefits, as well as cost savings, through reduced churn and higher ARPU per handset.

•                       Finally, the focus of the roaming initiative is to transform customers’ roaming experience, primarily through reducing barriers to usage.  Vodafone Passport has been launched in twelve countries and initial take-up has been encouraging.  Improvements in customer satisfaction and a higher proportion of customers roaming on to Vodafone networks have been noted since launch.

Vodafone live!

Vodafone live!, the Group’s integrated communications and multimedia proposition, has continued to grow strongly.  The proposition, targeted primarily at the “young active fun” segment, is available in 23 markets, comprising 16 of the Group’s controlled and jointly controlled networks, three of the Group’s associated companies and four Partner Markets.  There were 35.0 million Vodafone live! active devices, including 12.8 million in Japan, on controlled and jointly controlled networks at 30 September 2005, with an additional 4.7 million devices connected in the Group’s associated companies.

In June 2005, Vodafone announced plans to launch a seamless instant messaging service between PCs and mobile phones.  Mobile Instant Messaging will work seamlessly with Microsoft’s MSN Messenger, delivering an enhanced messaging offer for MSN and Vodafone customers who want to stay in touch with friends, family and colleagues.

Vodafone live! with 3G

In November 2004, the Group launched Vodafone live! with 3G across 13 markets with an initial portfolio of 10 handsets.  At 30 September 2005, Vodafone live! with 3G has been launched in a further three markets (New Zealand, South Africa and Belgium), and is now available on 25 handsets.  There were 4.5 million devices registered in controlled and jointly controlled networks with the capability of accessing the Vodafone live! with 3G portal at 30 September 2005.  Since then, Vodafone live! with 3G has been launched in a further two markets (Croatia and Australia) making it available in 18 markets in total.

Vodafone live! with 3G customers can now experience news broadcasts, sports highlights, full track music downloads, music videos, movie trailers and a host of other video content at a quality approaching that of digital television.  TV broadcast services have now been launched in ten of the Group’s controlled and jointly controlled networks, three associated companies and one Partner Market, and these will be developed further in the coming year.  The wide bandwidth of 3G supports access to sophisticated 3D games and Vodafone has introduced a range of branded titles.

Vodafone Passport

The Vodafone Travel Promise was launched during May 2005, the first element of which is the Vodafone Passport voice roaming price plan which provides customers with greater price clarity when using their mobile voice services abroad.  For a one-off connection fee per call determined by the network operator, customers who sign up to the Vodafone Passport price plan can make voice calls at domestic rates when roaming on Vodafone’s controlled networks (excluding Egypt) and the networks of selected joint ventures and associated companies.  In addition, when receiving calls abroad, customers will pay the same connection fee, allowing them to talk for up to a maximum of 60 minutes, for no additional charge.  Vodafone Passport has been launched in twelve markets with over 2.8 million customers registered in the Group’s controlled and jointly controlled networks by 30 September 2005.

Forming part of the Vodafone Travel Promise, a second roaming pricing initiative was launched in June 2005.  This new data roaming tariff, specifically tailored to suit the needs of our business customers, offers simple and predictable roaming pricing.  For a flat rate, customers can send or receive large volumes of data when using the Vodafone Mobile Connect service on participating Vodafone networks.

Plans are in place to further develop the Vodafone Travel Promise through the addition of improved geographical coverage and additional services to assist our customers when calling from abroad.

Vodafone Simply

Vodafone Simply, the Group’s proposition designed for people who just want to make calls and send texts with minimum complexity, was launched in May 2005.  At 30 September 2005, Vodafone Simply was available in 12 markets, comprising nine of the Group’s controlled and jointly controlled networks, one of the Group’s associated companies and two Partner Markets.  Plans are in place to launch this proposition in an additional four markets during November 2005, including Italy.

Business services

During the year, the Group has continued to strengthen its business voice and data offerings along with expansion of distribution channels.

In the voice offering, the Vodafone Wireless Office proposition – a solution reducing the need for fixed line phones – has been enhanced with an increased handset range, superior call management software, a special tariff structure and availability across a broader geography.  At 30 September 2005, Vodafone Wireless Office hit a significant milestone, achieving over one million customers across nine markets.

Significant steps have been made in the area of data services.  The Vodafone Mobile Connect 3G/GPRS data card has now been rolled out across 19 markets, including three of the Group’s associated companies and three Partner Markets.  The product portfolio was enhanced in the period with the launch of a quad-band data card allowing customers to connect whilst travelling in the US and a data card supporting both GPRS and EDGE technology which provides high speed connectivity in a number of the Group’s Partner Markets.  These data cards are available in an increasing number of distribution channels and with a growing range of service and price bundles.

Vodafone, Linksys and Cisco Systems announced the launch of the 3G/UMTS Router in September 2005.  The 3G/UMTS Router allows teams of up to five people, enabled with wireless LAN capability already built in to most laptop computers, to simultaneously access high speed mobile data services provided by the Group’s 3G networks.  This extends the benefits of the Vodafone Mobile Connect proposition from individuals to teams.  At 30 September 2005, the 3G/UMTS Router was available in Italy and Spain and has since been introduced in a further three markets.

In April 2005, the Group announced the roll out of push email, a service providing real-time, secure and remote access to email, contacts and calendar direct to a range of business-focused mobile devices.  During the launch phase, which will last until the end of this calendar year, the service will be supported by six devices, with additional devices introduced in the coming months.

Meeting the needs of business customers for predictable pricing, Vodafone has launched a domestic data tariff with unlimited usage and a roaming data tariff bundled with large volumes of data.  Domestic flat rate data tariffs have been launched in most markets, including Germany, the Netherlands, Italy, Spain and the UK.

FINANCIAL UPDATE

INCOME STATEMENT

Investment income and Financing costs

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m

Investment income	259	321
Financing costs	(630)	(556)
	(371)	(235)

Analysed as:
- Net financing costs before dividends from investments	(137)	(132)
- Potential interest charges arising on settlement of outstanding tax issues	(124)	(122)
- Change in fair value of equity put option	(151)	-
- Dividends from investments	41	19
	(371)	(235)

Net financing costs before dividends from investments increased by 3.8% to £137 million, with a 28% increase in average net debt compared to the six months to 30 September 2004 partially offset by the benefit of a change in the currency mix of borrowings, an increase in the level of average cash balances held in sterling and the repayment of fixed rate bonds in the year to 31 March 2005.

Taxation

		Six months to 30 September 2005 £m	Six months to 30 September 2004 £m

Tax on profit		1,289	857
Share of associated undertakings’ tax		232	224
Tax items not related to underlying business performance:
-	Deferred tax asset recognised on shareholder and regulatory approval of the merger of Vodafone K.K. and Vodafone Holdings K.K.	-	303

Adjusted tax on profit		1,521	1,384

Profit before tax		4,107	4,540
Less: Share of associated undertakings’ non-operating income		(19)	-
Items not related to underlying business performance:
-	Other income and expense	515	-
-	Non-operating income and expense	(1)	(16)
-	Change in fair value of equity put option	151	-

Adjusted profit before tax		4,753	4,524
Add: Share of associated undertakings’ tax and minority interest		250	248
Adjusted profit before tax for the purpose of calculating adjusted effective tax rate		5,003	4,772
Adjusted effective tax rate		30.4%	29.0%

The adjusted effective tax rate for the six months to 30 September 2005, which is based on the expected effective tax rate for the year ending 31 March 2006, is 30.4% compared to 29.0% for the prior period.  The Group’s effective tax rate is lower than the Group’s weighted average tax rate of 35.0%, as a result of the buy back of shares in Vodafone Italy and favourable tax settlements, but has increased compared to the comparable period as the prior period results benefited from finalising the reorganisation of the Group’s German operations.

Earnings per share

Adjusted earnings per share increased by 8.5% from 4.95 pence to 5.37 pence for the six months to 30 September 2005.  Basic earnings per share fell from 5.40 pence to 4.36 pence for the current period.

Adjusted earnings per share is stated before a charge of 0.24 pence per share for the change in fair value of equity put options, a further charge of 0.81 pence per share in relation to an impairment of the carrying value of goodwill of Vodafone Sweden and a credit of 0.04 pence per share for other items not related to underlying business performance.  In the six months to 30 September 2004, adjusted earnings per share was stated before a credit of 0.45 pence per share in relation to a deferred tax asset recognised on the approval of the merger of Group entities in Japan.

Total shareholder returns

The Company provides returns to shareholders through a combination of dividends and share purchases.

Dividends

The Company has historically paid dividends semi-annually, with a regular interim dividend in respect of the first six months of the financial year payable in February and a final dividend payable in August.  The directors expect that the Company will continue to pay dividends semi-annually.

In considering the level of dividends, the Board takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements, acquisitions and divestments, together with the amount of debt and share purchases.  Accordingly, the directors have declared an interim dividend of 2.20 pence per share, representing a 15% increase over last year’s interim dividend.  The Board has also indicated that it is targeting to achieve a dividend pay-out ratio of 50% for the 2007 financial year, being the declared interim and proposed final dividends per share as a percentage of adjusted earnings per share.  The pay-out ratio for the 2005 financial year was 42%.  After taking into account this target, it is the intention to grow future dividends on an annual basis in line with underlying earnings growth.

The ex-dividend date is 23 November 2005 for ordinary shareholders, the record date for the interim dividend is 25 November 2005 and the dividend is payable on 3 February 2006.

Share purchases

When considering how increased returns to shareholders can be provided in the form of share purchases, the Board reviews the free cash flow, anticipated cash requirements, dividends, credit profile and gearing of the Group.  The Board will continue to consider share purchase programmes, subject to the maintenance of single A credit ratings.

On 24 May 2005, the directors allocated £4.5 billion to the share purchase programme for the year to March 2006.  At the Company’s Annual General Meeting (“AGM”) on 26 July 2005, the Company received shareholder approval to purchase up to 6.4 billion shares through to the next AGM, expected to be held in July 2006.  Shares can be purchased on market on the London Stock Exchange at a price not exceeding 105% of the average middle market quotation for such shares on the five business days prior to the date of purchase and otherwise in accordance with the rules of the Financial Services Authority.  Purchases are made only if accretive to earnings per share, excluding items not related to underlying business performance.

The Board has decided to allocate a further £2 billion to the share purchase programme for the year to March 2006, raising the total allocated for the year to £6.5 billion.  For the period from 1 April 2005 to 14 November 2005, the Company purchased 2,407 million shares at a cost of £3.4 billion.

In addition to ordinary market purchases, the Company has placed irrevocable purchase instructions prior to the start of close periods and in advance of quarterly KPI announcements.

Share purchases since 1 April 2005 were as follows:

Purchases made between	Number of shares purchased	Total consideration(1)	Purchase arrangements
	Million	£ million

1 April and 23 May 2005	406	565	Irrevocable purchase instructions

24 May and 10 July 2005	764	1,049	Ordinary market purchases

11 July to 27 July 2005	225	325	Irrevocable purchase instructions

28 July to 30 September 2005	572	863	Ordinary market purchases

1 April to 30 September 2005	1,967	2,802

1 October and 14 November 2005	440	648	Irrevocable purchase instructions

(1)  Includes stamp duty and broker commissions

For the period from 1 April 2005 to 30 September 2005, the average share price paid, excluding transaction costs, was 141.7 pence, compared with the average volume weighted price over the same period of 142.6 pence.  Shares purchased are held in treasury in accordance with section 162 of the Companies Act 1985.  At 30 September 2005, 5,517 million shares were held in treasury, which increased to 5,943 million shares at 14 November 2005.

Treasury shares

The Companies Act 1985 permits companies to purchase their own shares out of distributable reserves and to hold shares with a nominal value not to exceed 10% of the nominal value of their issued share capital in treasury.  If shares in excess of this limit are purchased they must be cancelled.  It is expected that cancellations will commence in 2006.  Whilst held in treasury no voting rights or pre-emption rights accrue and no dividends are paid in respect of treasury shares.  Treasury shares may be sold for cash; transferred (in certain circumstances) for the purposes of an employee share scheme; or cancelled.  If treasury shares are sold, such sales are deemed to be a new issue of shares and will accordingly count towards the 5% of share capital which the Company is permitted to issue on a non pre-emptive basis in any one year as approved by its shareholders at the AGM.  Distributable reserves are increased by the proceeds of any sale of treasury shares up to the amount of the original purchase price, whereas no increase would arise from the sale of non-treasury shares.  Any excess above the original purchase price must be transferred to the share premium account.

CASH FLOWS AND FUNDING

During the six months to 30 September 2005, the Group increased its net cash inflow from operating activities by 4.4% to £6,084 million and generated £3,695 million of free cash flow, as analysed in the following table:

	Six months to 30 September
	2005 £m	2004 £m	% change

Net cash inflow from operating activities	6,084	5,827	4.4
Add: Taxation	667	417

Net capital expenditure on intangible assets and property, plant and equipment	(2,570)	(2,515)	2.2
Purchase of intangible fixed assets	(252)	(329)	(23.4)
Purchase of property, plant and equipment	(2,328)	(2,204)	5.6
Disposal of property, plant and equipment	10	18	(44.4)

Operating free cash flow	4,181	3,729	12.1

Taxation	(667)	(417)	60.0
Dividends received from associated undertakings (1)	375	947	(60.4)
Dividends paid to minority interests in subsidiary undertakings	(21)	(18)	16.7

Net interest paid	(173)	(222)	(22.1)
Dividends received from investments	41	18	127.8
Interest received	135	194	(30.4)
Interest paid	(345)	(430)	(19.8)
Interest element of finance leases	(4)	(4)	–

Free cash flow	3,695	4,019	(8.1)

(1)     Six months to 30 September 2005 includes £295 million (2004: £423 million) from the Group’s interest in SFR and £79 million (2004: £447 million) from Verizon Wireless

Free cash flow decreased primarily as a result of lower dividends received from associated undertakings, counterbalanced by an improved net cash inflow from operating activities.

An analysis of net debt is as follows:

	At 30 September 2005 £m	At 1 April 2005 £m

Cash and cash equivalents	1,400	3,769
Bank overdrafts	(37)	(43)
	1,363	3,726

Trade and other receivables(1)	478	329
Short-term borrowings	(1,989)	(1,960)
Long-term borrowings	(13,945)	(13,190)
	(15,456)	(14,821)

Net debt	(14,093)	(11,095)

(1)   Certain mark to market adjustments on financing instruments are included within trade and other receivables

Reconciliation of movement in net debt:

£m

Net debt at 1 April 2005	(11,095)

Change in net debt resulting from cash flows	(2,190)
Net debt acquired with subsidiary undertakings	(570)
Exchange differences	(141)
Other	(97)

Net debt at 30 September 2005	(14,093)

The Group remains committed to maintaining a solid credit profile, and following a one notch upgrade in the long term credit rating from Standard & Poor in October 2005, holds ratings of P-1/F1/A-1 short term and A2/A/A+ long term from Moody’s, Fitch Ratings and Standard & Poor’s, respectively.  Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation.  Each rating should be evaluated independently.

In aggregate, the Group has committed facilities of approximately £7,206 million, of which £5,842 million was undrawn at 30 September 2005.  The undrawn facilities include a $4.7 billion Revolving Credit Facility that matures in June 2012 and a $5.5 billion Revolving Credit Facility that matures in June 2009.  Both facilities support US and Euro commercial paper programmes of up to $15 billion and £5 billion respectively and both facilities were undrawn at 30 September 2005.  In addition, the Group has a ¥600 billion shelf programme in Japan, though no bonds have been issued under this programme.  Other undrawn facilities of £64 million are specific to the Group’s subsidiary in Egypt.

On 8 August 2005, $750 million of bonds due on 15 September 2015 were issued under the US shelf programme and on 8 September 2005, £350 million of bonds due on 8 September 2014 were issued under the Medium Term Note programme.

Following the acquisition of MobiFon S.A. (“MobiFon”) and its parent company, MobiFon Holdings B.V., from Telesystem International Wireless Inc. (“TIW”) of Canada on 31 May 2005, the Group acquired additional capital market debt with a nominal value of $223 million.  Under a tender offer, which expired on 6 July 2005, MobiFon Holdings B.V. repurchased and cancelled bonds with a nominal value of $16 million for consideration of $20 million, which included $1 million of accrued interest.

As a result of the acquisition of Oskar Mobil a.s, from TIW on 31 May 2005, the Group acquired additional capital market debt with a nominal value of €325 million and drawn credit facilities of CZK3.6 billion and €22 million.  The bonds were redeemed on 7 and 8 July 2005 for a total consideration of €378 million, including accrued interest of €6 million. Credit facilities of €141 million were repaid and cancelled on 30 June 2005.

On 19 April 2005, the Board of directors of Vodafone Italy approved a proposal to buy back issued and outstanding shares for approximately €7.9 billion (£5.4 billion), which was subsequently approved by the shareholders of Vodafone Italy.  The buy back took place in two tranches, the first occurred on 24 June 2005 and the second on 7 November 2005.  As a result, Vodafone received €6.1 billion (£4.2 billion) and Verizon Communications Inc. received €1.8 billion (£1.2 billion).  After the transaction, Vodafone and Verizon Communications Inc. shareholdings in Vodafone Italy remained at approximately 77% and 23%, respectively.

SIGNIFICANT TRANSACTIONS

The Group invested a net £1,887 million(1) in acquisition and disposal activities, including the purchase and disposal of investments, in the six months to 30 September 2005 and an analysis of the significant transactions and the increases to the Group’s effective interest in the entities is shown below:

£m
Acquisitions(1):
Czech Republic (nil to 99.9%) and Romania (20.1% to approximately 100%)	1,840
Other acquisitions, including investments	48
Disposals:
Other disposals, including investments	(1)

1,887

(1) Figure is shown net of cash and cash equivalents acquired of £70 million

On 31 May 2005, the Group acquired approximately 79.0% of the share capital of MobiFon S.A. in Romania, increasing the Group’s ownership of MobiFon to approximately 99.1%.  At the same time, the Group also acquired 99.9% of the issued share capital of Oskar Mobil a.s. in the Czech Republic for a cash consideration of approximately $3.5 billion (£1.9 billion) satisfied from the Group’s cash resources.  In addition, Vodafone assumed approximately $0.9 billion (£0.5 billion) of net debt.  The remaining 0.9% of MobiFon was acquired in a separate transaction in the period.

Details of transactions announced after 30 September 2005 are provided on page 44.

CONSOLIDATED INCOME STATEMENT

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year ended 31 March 2005 £m

Revenue	18,251	16,742	34,073

Cost of sales	(11,408)	(10,410)	(21,464)

Gross profit	6,843	6,332	12,609

Selling and distribution expenses	(1,167)	(1,013)	(2,046)
Administrative expenses	(1,871)	(1,638)	(3,526)
Share of result in associated undertakings	1,187	1,078	1,980
Other income and expense	(515)	-	(475)

Operating profit	4,477	4,759	8,542

Non-operating income and expense	1	16	6
Investment income	259	321	581
Financing costs	(630)	(556)	(1,178)

Profit before taxation	4,107	4,540	7,951

Tax on profit	(1,289)	(857)	(1,433)

Profit for the period	2,818	3,683	6,518

Attributable to:
– Equity shareholders	2,775	3,615	6,410
– Minority interests	43	68	108

Earnings per share:
– Basic	4.36p	5.40p	9.68p
– Diluted	4.35p	5.39p	9.65p

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year ended 31 March 2005 £m

Gains on revaluation of available-for-sale investments	572	28	106
Exchange differences on translation of foreign operations	448	2,067	1,488
Actuarial losses on defined benefit pension schemes	–	(38)	(79)

Net income recognised directly in equity	1,020	2,057	1,515

Profit for the period	2,818	3,683	6,518

Total recognised income and expense relating to the period	3,838	5,740	8,033

Attributable to:
– Equity shareholders	3,784	5,706	7,958
– Minority interests	54	34	75

CONSOLIDATED BALANCE SHEET

	30 September 2005 £m	30 September 2004 £m	31 March 2005 £m

Non-current assets
Intangible assets	97,792	97,958	97,139
Property, plant and equipment	17,844	17,230	17,451
Investments in associated undertakings	22,063	20,921	20,234
Other investments	1,859	1,157	1,181
Deferred tax assets	973	1,195	1,184
Trade and other receivables	236	267	221
	140,767	138,728	137,410
Current assets
Inventory	536	424	440
Taxation recoverable	68	–	38
Trade and other receivables	6,068	5,680	5,449
Cash and cash equivalents	1,400	4,704	3,769
	8,072	10,808	9,696

Total assets	148,839	149,536	147,106

Equity
Called up share capital	4,292	4,283	4,286
Share premium account	52,401	52,202	52,284
Own shares held	(7,608)	(2,873)	(5,121)
Additional paid in capital	100,100	100,020	100,081
Accumulated other recognised income and expense	2,790	2,324	1,781
Retained losses	(38,204)	(41,043)	(39,511)
Total equity shareholders’ funds	113,771	114,913	113,800

Minority interests	(115)	185	(152)

Total equity	113,656	115,098	113,648

Non-current liabilities
Long-term borrowings	13,945	13,519	13,190
Deferred tax liabilities	5,241	5,336	4,849
Post employment benefits	128	210	124
Provisions for other liabilities and charges	340	358	319
Other payables	469	281	390
	20,123	19,704	18,872
Current liabilities
Short-term borrowings	2,026	2,670	2,003
Current taxation liabilities	4,639	4,522	4,353
Trade payables and other payables	8,212	7,387	8,002
Provisions for other liabilities and charges	183	155	228
	15,060	14,734	14,586

Total equity and liabilities	148,839	149,536	147,106

CONSOLIDATED CASH FLOW STATEMENT

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year ended 31 March 2005 £m

Net cash flows from operating activities	6,084	5,827	10,979

Cash flows from investing activities
Purchase of interests in subsidiary undertakings and jointly controlled entities, net of cash acquired	(1,887)	(2,391)	(2,461)
Disposal of interests in subsidiary undertakings, net of cash disposed	–	226	444
Purchase of intangible fixed assets	(252)	(329)	(699)
Purchase of property, plant and equipment	(2,328)	(2,204)	(4,279)
Purchase of investments	(1)	(10)	(19)
Disposal of property, plant and equipment	10	18	68
Disposal of investments	1	4	22
Loans to businesses sold or acquired businesses held for sale	–	-	110
Dividends received from associated undertakings	375	947	1,896
Dividends received from investments	41	18	19
Interest received	135	194	339

Net cash flows from investing activities	(3,906)	(3,527)	(4,560)

Cash flows from financing activities
Issue of ordinary share capital and re-issue of treasury shares	274	40	115
Proceeds from issue of borrowings	765	-	-
Repayment of borrowings	(1,121)	(683)	(1,824)
Loans repaid to associated undertakings	(47)	(2)	(2)
Purchase of treasury shares	(2,750)	(1,757)	(4,053)
Equity dividends paid	(1,382)	(728)	(1,991)
Dividends paid to minority shareholders in subsidiary undertakings	(21)	(18)	(32)
Interest paid	(345)	(430)	(736)
Interest element of finance leases	(4)	(4)	(8)

Net cash flows from financing activities	(4,631)	(3,582)	(8,531)

Net decrease in cash and cash equivalents	(2,453)	(1,282)	(2,112)

Cash and cash equivalents at beginning of the period	3,726	5,809	5,809
Exchange gain on cash and cash equivalents	90	55	29

Cash and cash equivalents at end of the period	1,363	4,582	3,726

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

1              Basis of preparation

The unaudited Interim Consolidated Financial Statements for the six months ended 30 September 2005, which were approved by the Board of Directors on 15 November 2005, do not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985.

Financial information for the year ended 31 March 2005 and for the six months ended 30 September 2004, presented as comparative figures in this report, has been restated from UK GAAP in accordance with the Group’s best knowledge of expected International Financial Reporting Standards (“IFRS”)  (including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board (“IASB”) and its committees, and as interpreted by any regulatory bodies applicable to the Group) and on the basis set out in the accounting policies below.  This restated IFRS information was first published in press releases issued on 20 January 2005, 18 March 2005 and 12 July 2005.

The IFRS information for the year ended 31 March 2005 was derived by restatement of information extracted from the statutory financial statements prepared under UK GAAP on the historical cost basis.  Those statutory financial statements were filed with the Registrar of Companies.  The auditors’ report on those accounts was unqualified and did not contain statements under section 237(2) or 237(3) of the UK Companies Act 1985.  The restated IFRS financial information provided for the year ended 31 March 2005 does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985.  However, they are anticipated to form the comparative period for the statutory accounts for the year ending 31 March 2006, the Group’s first Annual Report to be prepared in accordance with IFRS.

The unaudited interim results for the six months ended 30 September 2005, and for the six months ended 30 September 2004, have been prepared by the Group in accordance with IAS 34 “Interim Financial Reporting”, using its best knowledge of the expected International Financial Reporting Standards and accounting policies that will be applied when the Group prepares its first set of IFRS financial statements as at and for the year ending 31 March 2006.  There is, however, a possibility that some changes to these policies will be necessary when preparing the full annual financial statements as the Interim Consolidated Financial Statements have been prepared using expected IFRS that is anticipated to be applicable and adopted for use in the EU at 31 March 2006, which is not known with certainty at the time of preparing these Interim Consolidated Financial Statements.  Therefore, until such time, the possibility that the opening balance sheet and the interim IFRS financial information presented may require amendment cannot be excluded.

The significant accounting policies used in preparing this information are set out in note 2.

The Interim Consolidated Financial Statements have been prepared in accordance with IFRS, which differs in certain material respects from US GAAP (see note 15), and on a historical cost basis except for certain financial and equity instruments that have been measured at fair value.

The preparation of the Interim Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period.  Actual results could vary from these estimates.  The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Amounts in the Interim Consolidated Financial Statements are stated in pounds sterling (£), unless otherwise stated.

2              Significant accounting policies

Basis of consolidation

The interim results incorporate the financial statements of the Company and entities controlled, both unilaterally and jointly, by the Company.

Accounting for subsidiaries

A subsidiary is an entity controlled by the Company.  Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.  Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein.  Minority interests consist of the amount of those interests at the date of the original business combination and the minority’s share of changes in equity since the date of the combination.  Losses applicable to the minority in excess of the minority’s share of changes in equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

2              Significant accounting policies (continued)

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method.  The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination.  The acquiree’s identifiable assets and liabilities are recognised at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised.

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Interests in joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control, that is when the strategic financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control.

The Group reports its interests in jointly controlled entities using proportionate consolidation.  The Group’s share of the assets, liabilities, income, expenses and cash flows of jointly controlled entities are combined with the equivalent items in the interim results on a line-by-line basis.

Any goodwill arising on the acquisition of the Group’s interest in a jointly controlled entity is accounted for in accordance with the Group’s accounting policy for goodwill arising on the acquisition of a subsidiary.

Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture.  Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in the interim results using the equity method of accounting.  Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the associate, less any impairment in the value of the investment.  Losses of an associate in excess of the Group’s interest in that associate are not recognised.  Additional losses are provided for, and a liability is recognised, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill.  The goodwill is included within the carrying amount of the investment.

Intangible assets

Goodwill

Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognised at the date of acquisition.  Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Goodwill is not subject to amortisation but is tested annually for impairment.

Negative goodwill arising on an acquisition is recognised directly in the income statement.

On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss recognised in the income statement on disposal.

Goodwill arising before the date of transition to IFRS, on 1 April 2004, has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date.

Licence and spectrum fees

Licence and spectrum fees are stated at cost less accumulated amortisation.  The amortisation periods range from 3 to 25 years and are determined primarily by reference to the unexpired licence period, the conditions for licence renewal and whether licences are dependent on specific technologies.  Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives from the commencement of service of the network.

The licences of the Group’s associated undertaking, Verizon Wireless, are indefinite lived assets as they are subject to perfunctory renewal.  Accordingly they are not subject to amortisation but are tested annually for impairment, or when indicators exist that the carrying value is not recoverable.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

2              Significant accounting policies (continued)

Computer software

Computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software.  These costs are amortised over their estimated useful lives, being 3 to 5 years.

Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that are expected to generate economic benefits exceeding costs beyond one year, are recognised as intangible assets.  Direct costs include software development employee costs and directly attributable overheads.

Software integral to a related item of hardware equipment is accounted for as property, plant and equipment.

Costs associated with maintaining computer software programmes are recognised as an expense as incurred.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from the Group’s development activity is recognised only if all of the following conditions are met:

–      an asset is created that can be separately identified;

–      it is probable that the asset created will generate future economic benefits; and

–      the development cost of the asset can be measured reliably.

Internally-generated intangible assets are amortised on a straight-line basis over their estimated useful lives.  Where no internally-generated intangible asset can be recognised, development expenditure is charged to the income statement in the period in which it is incurred.

Other intangible assets

Other intangible assets with finite lives are stated at cost less accumulated amortisation and impairment losses.  Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use.  The estimated useful lives are as follows:

Brands	1 - 10 years

Customer bases	3 - 8 years

Property, plant and equipment

Land and buildings held for use are stated in the balance sheet at their cost, less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

Assets in the course of construction are carried at cost, less any recognised impairment loss.  Depreciation of these assets commences when the assets are ready for their intended use.

Fixtures and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is charged so as to write off the cost or valuation of assets, other than land and properties under construction using the straight-line method, over their estimated useful lives as follows:

Freehold buildings	25 - 50 years

Leasehold premises	the term of the lease

Equipment, fixtures and fittings	3 - 10 years

Depreciation is not provided on freehold land.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter the term of the relevant lease.

The gain or loss arising on the disposal or retirement of an item property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment of assets

Indefinite lived assets

Goodwill and other assets that have an indefinite useful life are not subject to amortisation but are tested for impairment annually or whenever there is an indication that the asset may be impaired.

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units.  If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit.  An impairment loss recognised for goodwill is not reversed in a subsequent period.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

2              Significant accounting policies (continued)

Recoverable amount is the higher of fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Property, plant and equipment and finite lived intangible assets

At each balance sheet date, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any).  Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount.  An impairment loss is recognised immediately in the income statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognised immediately in the income statement.

Inventory

Inventory is stated at the lower of cost and net realisable value.  Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition.

Revenue

Group revenue comprises revenue of the Company and its subsidiary undertakings plus the Group’s share of the revenue of its joint ventures and excludes sales taxes and discounts.

Revenue from mobile telecommunications comprises amounts charged to customers in respect of monthly access charges, airtime usage, messaging, the provision of other mobile telecommunications services, including data services and information provision, fees for connecting users of other fixed line and mobile networks to the Group’s network, revenue from the sale of equipment, including handsets and revenue arising from agreements entered into with partner networks.

Access charges and airtime used by contract customers are invoiced and recorded as part of a periodic billing cycle and recognised as revenue over the related access period, with unbilled revenue resulting from services already provided from the billing cycle date to the end of each period accrued and unearned revenue from services provided in periods after each accounting period deferred.  Revenue from the sale of prepaid credit is deferred until such time as the customer uses the airtime, or the credit expires.

Other revenue from mobile telecommunications primarily comprises equipment sales, which are recognised upon delivery to customers, and customer connection revenue.  Customer connection revenue is recognised together with the related equipment revenue to the extent that the aggregate equipment and connection revenue does not exceed the fair value of the equipment delivered to the customer.  Any customer connection revenue not recognised together with related equipment revenue is deferred and recognised over the period in which services are expected to be provided to the customer.

Revenue from data services and information provision is recognised when the Group has performed the related service and, depending on the nature of the service, is recognised either at the gross amount billed to the customer or the amount receivable by the Group as commission for facilitating the service.

Revenue from other businesses primarily comprises amounts charged to customers of the Group’s fixed line businesses, mainly in respect of access charges and line usage, invoiced and recorded as part of a periodic billing cycle.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the asset to the lessee.  All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments as determined at the inception of the lease.  The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.  Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognised in the income statement.

Rentals payable under operating leases are charged to the income statement on a straight line basis over the term of the relevant lease.  Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight line basis over the lease term.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

2              Significant accounting policies (continued)

Foreign currencies

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the dates of the transactions.  At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date.  Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rate prevailing on the date when fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in the income statement for the period.  Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the income statement for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity.  For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

For the purpose of presenting Consolidated Financial Statements, the assets and liabilities of entities with a functional currency other than sterling are expressed in sterling using exchange rates prevailing on the balance sheet date.  Income and expense items and cash flows are translated at the average exchange rates for the period and exchange differences arising are recognised directly in equity.  Such translation differences are recognised in the income statement in the period in which a foreign operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated accordingly.

In respect of all foreign operations, any exchange differences that have arisen before 1 April 2004, the date of transition to IFRS, are deemed to be nil and will be excluded from the determination of any subsequent profit or loss on disposal.

Borrowing costs

All borrowing costs are recognised in the income statement in the period in which they are incurred.

Retirement benefits

For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognised as an asset or liability on the balance sheet.  Actuarial gains and losses arising in the year are taken to the Statement of Recognised Income and Expense.  For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising because of differences between the previous actuarial assumptions and what has actually occurred.

Other movements in the net surplus or deficit are recognised in the income statement, including the current service cost, any past service cost and the effect of any curtailment or settlements.  The interest cost less the expected return on assets is also charged to the income statement.  The amount charged to the income statement in respect of these plans is included within operating costs or in the Group’s share of the results of equity accounted operations as appropriate.

The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries.

The Group’s contributions to defined contribution pension plans are charged to the income statement as they fall due.

Cumulative actuarial gains and losses as at 1 April 2004, the date of transition to IFRS, have been recognised in the balance sheet.

Taxation

Income tax expense represents the sum of the current tax payable and deferred tax.

The current tax payable or recoverable is based on taxable profit for the year.  Taxable profit differs from profit as reported in the income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible.  The Group’s liability for current tax is calculated using UK and foreign tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. It is accounted for using the balance sheet liability method.  Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.  Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

2              Significant accounting policies (continued)

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised, based on tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they either relate to income taxes levied by the same taxation authority on either the same taxable entity or on different taxable entities which intend to settle the current tax assets and liabilities on a net basis.

Tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the tax is also recognised directly in equity.

Financial instruments

Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.

The Group has applied the requirements of IFRS to financial instruments for all periods presented and has not taken advantage of any exemptions available to first time adopters of IFRS in this respect.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Investments

Investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at cost, including transaction costs.

Investments are classified as either held for trading or available-for-sale, and are measured at subsequent reporting dates at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and call deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.  An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.  The accounting policies adopted for specific financial liabilities and equity instruments are set out below.

Capital market and bank borrowings

Interest-bearing loans and overdrafts are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.  Any difference between the proceeds net of transaction costs and the settlement or redemption of borrowings is recognised over the term of the borrowing.

Equity instruments

Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedge accounting

The Group’s activities expose it to the financial risks of changes in foreign exchange rates and interest rates.

The use of financial derivatives is governed by the Group’s policies approved by the board of directors, which provide written principles on the use of financial derivatives consistent with the Group’s risk management strategy.  The Group does not use derivative financial instruments for speculative purposes.

Derivative financial instruments are initially measured at fair value on the contract date, and are subsequently re-measured to fair value at each reporting date. The Group designates certain derivatives as either:

i.         hedges of the change of  fair value of recognised assets and liabilities (“fair value hedges”); or

ii.        hedges of highly probable forecast transactions (“cash flow hedges”); or

iii.       hedges of net investments in foreign operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

2              Significant accounting policies (continued)

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting.

Fair value hedges

The Group’s policy is to use derivative instruments (primarily interest rate swaps) to convert a proportion of its fixed rate debt to floating rates in order to hedge the interest rate risk arising, principally, from capital market borrowings.  The Group designates these as fair value hedges of interest rate risk with changes in fair value of the hedging instrument recognised in the income statement for the period together with the changes in the fair value of the hedged item due to the hedged risk, to the extent the hedge is effective.  The ineffective portion is recognised immediately in the income statement.

Cash flow hedges

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the income statement.  The Group’s policy with respect to hedging the foreign currency risk of a firm commitment is to designate it as a cash flow hedge.  If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of an asset or a liability, then at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability.  For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects the income statement.

Net investment hedges

Exchange differences arising from the translation of the net investment in foreign operations are recognised directly in equity. Gains and losses on those hedging instruments designated as hedges of the net investments in foreign operations are recognised in equity to the extent that the hedging relationship is effective. Any ineffectiveness is recognised immediately in the income statement for the period. Gains and losses accumulated in the translation reserve are included in the income statement when the foreign operation is disposed of.

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation.  Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Share-based payments

The Group issues equity-settled share-based payments to certain employees.  Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant.  The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Fair value is measured using a binomial pricing model which is calibrated using a Black-Scholes framework.  The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The Group has applied the provisions of IFRS 2: Share-based Payments to all equity instruments granted but not fully vested at 1 April 2004, the date of transition to IFRS.

Advertising costs

Expenditure on advertising is written off in the year in which it is incurred.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

3              Segmental and other analyses

The Group’s principal business is the supply of mobile telecommunications services and products.  Other operations primarily comprise fixed line telecommunications businesses.  Analyses of revenue and operating profit by geographical region and class of business are as follows:

Six months ended 30 September 2005

	Segment revenue £m	Subsidiaries £m	Joint ventures £m	Less: Intra- segment revenue £m	Common functions(2) £m	Inter- segment revenue £m	Net revenue £m	Revenue between mobile and other operations £m	Group revenue £m
Mobile telecommunications:

Germany(1)	2,913	2,913	-	-		(29)	2,884	(52)	2,832

Italy(1)	2,240	-	2,240	-		(25)	2,215	-	2,215

Japan(1)	3,704	3,704	-	-		(1)	3,703	-	3,703

Spain(1)	1,968	1,968	-	-		(59)	1,909	-	1,909

UK(1)	2,568	2,568	-	-		(29)	2,539	-	2,539

Americas(1)	-	-	-	-		-	-	-	-

Other mobile(1)	4,441	3,826	632	(17)		(53)	4,388	-	4,388

Common functions					70	(8)	62	-	62

Total	17,834	14,979	2,872	(17)	70	(204)	17,700	(52)	17,648

Other operations:

Germany(1)	622	622	-	-		-	622	(19)	603

Other(1)	-	-	-	-		-	-	-	-

Total	622	622	-	-		-	622	(19)	603

	18,456	15,601	2,872	(17)	70	(204)	18,322	(71)	18,251

	Segment result £m	Subsidiaries £m	Joint ventures £m	Common functions(2) £m	Associates £m	Operating profit £m	Items not reflecting underlying business performance(3) £m	Adjusted operating profit £m
Mobile telecommunications:

Germany(1)	775	775	-		-	775	-	775

Italy(1)	923	-	923		-	923	-	923

Japan(1)	191	191	-		-	191	-	191

Spain(1)	529	529	-		-	529	-	529

UK(1)	320	320	-		-	320	-	320

Americas(1)	-	-	-		772	772	-	772

Other mobile(1)	361	191	170		432	793	496	1,289

Common functions				153		153	-	153

Total	3,099	2,006	1,093	153	1,204	4,456	496	4,952

Other operations:

Germany(1)	38	38	-		-	38	-	38

Other(1)	-	-	-		(17)	(17)	-	(17)

Total	38	38	-		(17)	21	-	21

	3,137	2,044	1,093	153	1,187	4,477	496	4,973

(1)   Reportable segments

(2)   Common functions represents revenue from Partner Markets and unallocated central Group income and expenses

(3)   Comprises £515 million in respect of the impairment to the carrying value of goodwill relating to Vodafone Sweden offset by £19 million of non-operating income in relation to the Group’s associated undertakings

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

3              Segmental and other analyses (continued)

Six months ended 30 September 2004

	Segment revenue £m	Subsidiaries £m	Joint ventures £m	Less: Intra- segment revenue £m	Common functions(2) £m	Inter- segment revenue £m	Net revenue £m	Revenue between mobile and other operations £m	Group revenue £m
Mobile telecommunications:

Germany(1)	2,808	2,808	-	-		(25)	2,783	(51)	2,732

Italy(1)	2,091	-	2,091	-		(19)	2,072	-	2,072

Japan(1)	3,689	3,689	-	-		-	3,689	-	3,689

Spain(1)	1,554	1,554	-	-		(47)	1,507	-	1,507

UK(1)	2,563	2,563	-	-		(24)	2,539	-	2,539

Americas(1)	-	-	-	-		-	-	-	-

Other mobile(1)	3,712	3,176	548	(12)		(45)	3,667	-	3,667

Common functions					58		58		58

Total	16,417	13,790	2,639	(12)	58	(160)	16,315	(51)	16,264

Other operations:

Germany(1)	505	505	-	-		-	505	(27)	478

Other(1)	-	-	-	-		-	-	-	-

Total	505	505	-	-		-	505	(27)	478

	16,922	14,295	2,639	(12)	58	(160)	16,820	(78)	16,742

	Segment result £m	Subsidiaries £m	Joint ventures £m	Common functions(2) £m	Associates £m	Operating profit £m	Items not reflecting underlying business performance £m	Adjusted operating profit £m
Mobile telecommunications:

Germany(1)	779	779	-		-	779	-	779

Italy(1)	844	-	844		-	844	-	844

Japan(1)	423	423	-		-	423	-	423

Spain(1)	397	397	-		-	397	-	397

UK(1)	396	396	-		-	396	-	396

Americas(1)	-	-	-		738	738	-	738

Other mobile(1)	850	717	133		346	1,196	-	1,196

Common functions				(25)		(25)	-	(25)

Total	3,689	2,712	977	(25)	1,084	4,748	-	4,748

Other operations:

Germany(1)	17	17	-		-	17	-	17

Other(1)	-	-	-		(6)	(6)	-	(6)

Total	17	17	-		(6)	11	-	11

	3,706	2,729	977	(25)	1,078	4,759	-	4,759

(1)   Reportable segments

(2)   Common functions represents revenue from Partner Markets and unallocated central Group income and expenses

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

3              Segmental and other analyses (continued)

Year ended 31 March 2005

	Segment revenue £m	Subsidiaries £m	Joint ventures £m	Less: Intra- segment revenue £m	Common functions(2) £m	Inter- segment revenue £m	Net revenue £m	Revenue between mobile and other operations £m	Group revenue £m
Mobile telecommunications:

Germany(1)	5,684	5,684	-	-		(51)	5,633	(110)	5,523

Italy(1)	4,273	-	4,273	-		(36)	4,237	-	4,237

Japan(1)	7,396	7,396	-	-		(1)	7,395	-	7,395

Spain(1)	3,261	3,261	-	-		(80)	3,181	-	3,181

UK(1)	5,065	5,065	-	-		(47)	5,018	-	5,018

Americas(1)	-	-	-	-		-	-	-	-

Other mobile(1)	7,637	6,474	1,184	(21)		(84)	7,553	-	7,553

Common functions					123	(5)	118	(1)	117

Total	33,316	27,880	5,457	(21)	123	(304)	33,135	(111)	33,024

Other operations:

Germany(1)	1,095	1,095	-	-		-	1,095	(46)	1,049

Other(1)	-	-	-	-		-	-	-	-

Total	1,095	1,095	-	-		-	1,095	(46)	1,049

	34,411	28,975	5,457	(21)	123	(304)	34,230	(157)	34,073

	Segment result £m	Subsidiaries £m	Joint ventures £m	Common functions(2) £m	Associates £m	Operating profit £m	Items not reflecting underlying business performance(3) £m	Adjusted operating profit £m
Mobile telecommunications:

Germany(1)	1,473	1,473	-		-	1,473	-	1,473

Italy(1)	1,694	-	1,694		-	1,694	-	1,694

Japan(1)	664	664	-		-	664	-	664

Spain(1)	775	775	-		-	775	-	775

UK(1)	779	779	-		-	779	-	779

Americas(1)	-	-	-		1,354	1,354	-	1,354

Other mobile(1)	1,198	893	305		671	1,869	475	2,344

Common functions				(85)		(85)	-	(85)

Total	6,583	4,584	1,999	(85)	2,025	8,523	475	8,998

Other operations:

Germany(1)	64	64	-		-	64	-	64

Other(1)	-	-	-		(45)	(45)	-	(45)

Total	64	64	-		(45)	19	-	19

	6,647	4,648	1,999	(85)	1,980	8,542	475	9,017

(1)   Reportable segments

(2)   Common functions represents revenue from Partner Markets and unallocated central Group income and expenses

(3)   Impairment to the carrying value of goodwill relating to Vodafone Sweden

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

4              Other income and expense

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year ended 31 March 2005 £m

Impairment of carrying value of goodwill of Vodafone Sweden	515	-	475

The impairment of the carrying value of goodwill of Vodafone Sweden in the six months to 30 September 2005 results from the recent fierce competition in the Swedish market combined with onerous 3G licence obligations.  Vodafone Sweden represents the Group’s entire business operation in Sweden and forms part of the Group’s Other Mobile Operations, which is a reportable segment.

The recoverable amount of Vodafone Sweden is the fair value less costs to sell, reflecting the announcement on 31 October 2005 that the Group’s 100% interest in Vodafone Sweden is to be sold for €1,035 million (£704 million).  The sale is expected to be completed by 31 December 2005, subject to EU regulatory approval.

5              Taxation

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year ended 31 March 2005 £m

United Kingdom corporation tax charge at 30% (2004: 30%)
Current year	41	67	339
Adjustments in respect of prior years	–	(26)	(79)

Overseas corporation tax
Current year	1,019	1,086	1,949
Adjustments in respect of prior years	(182)	–	(196)

Total current tax charge	878	1,127	2,013

Deferred tax:
United Kingdom deferred tax	41	165	168
Overseas deferred tax(1)	370	(435)	(748)

Deferred tax charge/(credit)	411	(270)	(580)

Total tax charge	1,289	857	1,433

(1)   Deferred tax for the year ended 31 March 2005 includes a £599 million credit (£303 million for the 6 months ended 30 September 2004) in respect of losses in Vodafone Holdings K.K. which became eligible for offset against the profits of Vodafone K.K. following the merger of the two entities on 1 October 2004.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

6              Earnings per share

	Six months to 30 September 2005	Six months to 30 September 2004	Year ended 31 March 2005

Weighted average number of shares for basic EPS (millions)	63,694	66,915	66,196
Weighted average number of shares for diluted EPS (millions)	63,842	67,102	66,427

Basic earnings per share	4.36p	5.40p	9.68p
Diluted basic earnings per share	4.35p	5.39p	9.65p

Adjusted basic earnings per share	5.37p	4.95p	9.62p
Adjusted diluted basic earnings per share	5.36p	4.93p	9.59p

		Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year ended 31 March 2005 £m

Earnings for basic and diluted earnings per share		2,775	3,615	6,410

Items not related to underlying business performance:
-	Other income and expense(1)	515	-	475
-	Share of associated undertakings’ non-operating income	(19)	-	-
-	Non-operating income and expense	(1)	(16)	(6)
-	Net financing costs in relation to the put option held by Telecom Egypt(2)	151	-	67
-	Deferred tax asset recognised on shareholder and regulatory approval of the merger of Vodafone K.K. and Vodafone Holdings K.K.(3)	-	(303)	(599)
-	Tax on items not related to underlying business performance	-	-	3
-	Items not related to underlying business performance attributable to minority interests	-	13	21

Earnings for adjusted earnings per share		3,421	3,309	6,371

The following are the principal items not related to underlying business performance:

(1)           Other income and expense comprises an impairment to the carrying value of goodwill relating to Vodafone Sweden of £515 million (year ended 31 March 2005: £475 million).

(2)           During the 2005 financial year, the Group sold 16.9% of Vodafone Egypt to Telecom Egypt, reducing the Group’s effective interest to 50.1%. It was also agreed that the Group and Telecom Egypt would each contribute a 25.5% interest in Vodafone Egypt shares to a newly formed 50:50 joint venture.   As part of the transaction, Telecom Egypt was granted an option over its 25.5% indirect interest in Vodafone Egypt, giving Telecom Egypt the right to put its shares back to the Group at fair market value. This right remains for as long as the Group owns in excess of 20% of Vodafone Egypt.

Under IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’ the put option held by Telecom Egypt is classified as a financial liability, held at deemed fair value on the Group’s consolidated balance sheet, with movements recognised in the consolidated income statement. Fair value movements are determined by the reference to the quoted share price of Vodafone Egypt. The right to receive the indirect interest in Vodafone Egypt in the event of exercise of the put option is accounted for separately from the financial liability.

For the year ended 31 March 2005, a liability of £356m was established at the inception of the option which has been classified as forming part of net debt and a further charge of £67m was recognised in the income statement.  For the six months ended 30 September 2005, a further charge of £151m was recognised.

The valuation of this option is inherently unpredictable and changes in the fair value of this financial liability could have a material impact on the future results and financial position of Vodafone.

(3)           In the year ended 31 March 2005, tax losses in Vodafone Holdings K.K. became eligible for offset against the profits of Vodafone K.K. following the merger of the two entities on 1 October 2004.  The tax credit was recognised following shareholder and regulatory approval of the transaction.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

7              Dividends

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year ended 31 March 2005 £m

Equity dividends on ordinary shares:

Declared and paid during the period:

Final dividend for the year ended 31 March 2005: 2.16 pence per share (2004: 1.0780 pence per share)	1,395	728	728
Interim dividend for the year ended 31 March 2005: 1.91 pence per share	-	-	1,263

	1,395	728	1,991

Proposed or declared but not recognised as a liability:

Final dividend for the year ended 31 March 2005: 2.16 pence per share	–	-	1,395
Interim dividend for the year ending 31 March 2006: 2.20 pence per share (2005: 1.91 pence per share)	1,376	1,263	-

	1,376	1,263	1,395

8              Reconciliation of net cash flows to operating activities

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year ended 31 March 2005 £m

Profit for the period	2,818	3,683	6,518
Adjustments for
Tax on profit	1,289	857	1,433
Depreciation and amortisation	2,871	2,607	5,517
Loss on disposal of property, plant and equipment	35	32	162
Non operating income and expense	(1)	(16)	(6)
Investment income	(259)	(321)	(581)
Financing costs	630	556	1,178
Other income and expense	515	-	475
Share of result in associated undertakings	(1,187)	(1,078)	(1,980)

Operating cash flows before movements in working capital	6,711	6,320	12,716

(Increase)/decrease in inventory	(85)	39	17
Increase in trade and other receivables	(207)	(205)	(321)
Increase in payables	332	90	145

Cash generated by operations	6,751	6,244	12,557

Tax paid	(667)	(417)	(1,578)

Net cash flows from operating activities	6,084	5,827	10,979

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

9              Acquisition of subsidiary

On 31 May 2005, the Group acquired 99.99% of the issued share capital of ClearWave N.V. for cash consideration of £1,905 million.  ClearWave N.V. is the parent company of a group of companies involved in the provision of mobile telecommunications in the Czech Republic and Romania.  This transaction has been accounted for by the purchase method of accounting.

	Book value £m	Fair value adjustments £m	Fair value £m
Net assets acquired:
Intangible assets	87	619	706
Property, plant and equipment	562	–	562
Inventory	7	–	7
Trade and other receivables	106	(12)	94
Cash and cash equivalents	65	–	65
Deferred tax liabilities	–	(108)	(108)
Short and long term borrowings	(550)	(64)	(614)
Current tax liabilities	(11)	–	(11)
Trade and other payables	(153)	–	(153)

	113	435	548

Minority Interests			(2)
Goodwill			1,359

Total cash consideration (including £9 million of directly attributable costs)			1,905

Net cash outflow arising on acquisition:
Cash consideration			1,905
Cash and cash equivalents acquired			(65)
			1,840

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise after the Group’s acquisition of ClearWave.

The acquired entities and percentage of voting rights acquired was as follows

%
MobiFon S.A.	78.99
Oskar Mobil a.s.	99.87
ClearWave N.V.	99.99
MobiFon Holdings B.V.	99.99
Oskar Holdings N.V. (renamed Vodafone Oskar Holdings N.V.)	99.99
Oskar Finance B.V. (renamed Vodafone Oskar Finance B.V.)	99.99
ClearWave Services (Mauritius) Ltd.	99.99

Results of the acquired entities have been consolidated in the income statement from the date of acquisition, 31 May 2005.

If the acquisition had been completed on 1 April 2005, the Group’s revenue for the six months ended 30 September 2005 would have increased by an additional £129 million and profit for the period would have increased by an additional £22 million.

Subsequent to the completion of the acquisition on 31 May 2005, a further 0.9% of MobiFon S.A. was acquired for consideration of £16 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

10           Transactions with equity shareholders

	Called up share capital £m	Share premium account £m	Own shares held £m	Additional paid in capital £m

At 1 April 2004	4,280	52,154	(1,136)	99,950

Issue of new shares	3	48	-	(13)
Purchase of treasury shares	-	-	(1,748)	-
Own shares released on vesting of share awards	-	-	11	-
Share-based payment charge, inclusive of tax credit of £12 million	-	-	-	80
Other movements	-	-	-	3

At 30 September 2004	4,283	52,202	(2,873)	100,020

Issue of new shares	3	82	–	(15)
Purchase of treasury shares	-	-	(2,249)	-
Own shares released on vesting of share awards	-	-	1	-
Share-based payment charge, inclusive of tax credit of £10 million	-	-	-	79
Other movements	-	–	–	(3)

At 31 March 2005	4,286	52,284	(5,121)	100,081

Issue of new shares	6	110	–	(37)
Purchase of treasury shares	–	-	(2,802)	-
Own shares released on vesting of share awards	-	7	315	(7)
Share-based payment charge, inclusive of tax credit of £4 million	-	-	-	63

At 30 September 2005	4,292	52,401	(7,608)	100,100

In the six months ended 30 September 2005, the Company issued 96 million ordinary shares of $0.10 each and re-issued 235 million ordinary shares from treasury.

11           Movements in accumulated other recognised income and expense

	Translation reserve £m	Pensions reserve £m	Available- for-sale investments reserve £m	Total £m

At 1 April 2004	-	-	233	233

Gains/(losses) arising in the period	2,101	(54)	28	2,075
Tax effect	-	16	–	16

At 30 September 2004	2,101	(38)	261	2,324

(Losses)/gains arising in the period	(580)	(48)	78	(550)
Tax effect	-	7	–	7

At 31 March 2005	1,521	(79)	339	1,781
Gains arising in the period	437	–	574	1,011
Tax effect	-	–	(2)	(2)

At 30 September 2005	1,958	(79)	911	2,790

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

12           Movements in retained losses

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year ended 31 March 2005 £m

At 1 April	(39,511)	(43,930)	(43,930)
Profit for the period	2,775	3,615	6,410
Dividends	(1,395)	(728)	(1,991)
Loss on reissue of treasury shares	(73)	–	–

At 30 September / 31 March	(38,204)	(41,043)	(39,511)

13           Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.  Transactions between the Company and its joint ventures have been disclosed to the extent that they have not been eliminated through proportionate consolidation.

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m	Year ended 31 March 2005 £m

Transactions with associated undertakings:

- Sales of goods and services	153	139	194

- Purchase of goods and services	186	155	243

Transactions with joint ventures:

- Sales of goods and services(1)	15	11	22

- Purchase of goods and services	17	14	28

(1)     In addition, Vodafone Italy was recharged certain expenses by Group entities in the period of which £16 million (six months ended September 2004: £11 million; year ended 31 March 2005: £19 million) is included in the consolidated income statement.

	As at 30 September 2005 £m	As at 30 September 2004 £m	As at 31 March 2005 £m

Amounts owed by associated undertakings	33	24	22

Amounts owed to associated undertakings	28	16	12

Amounts owed by joint ventures included within receivables	31	19	17

Amounts owed to joint ventures included within payables	3	1	3

Amounts owed to joint ventures included within short-term borrowings	770	1,024	1,136

In the six months ended 30 September 2005, the Group made contributions to defined benefit pension schemes of £24 million (six months ended 30 September 2004: £59 million, year ended 31 March 2005: £209 million).

Compensation paid to the Company’s Board of directors and members of the Executive Committee will be disclosed in the Group’s Annual Report for the year ending 31 March 2006.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

14           Other matters

Contingent liabilities

There have been no material changes to the Group’s contingent liabilities relating to performance bonds and credit guarantees in the six months ended 30 September 2005.

There have been no changes to any legal or arbitration proceedings involving the Group in the six months ended 30 September 2005 which are expected to have, or have had, a material effect on the financial position or profitability of the Group.

Seasonality or cyclicality of interim operations

The Group’s financial results and cash flows have, historically, been subject to seasonal trends between the first and second half of the financial year.

Traditionally, the Christmas period sees a higher volume of customer connections, contributing to higher equipment and connection revenue in the second half of the financial year and increased acquisition costs. Ongoing airtime revenue also demonstrate signs of seasonality, with revenue generally lower during February, which is a shorter than average month, and revenue from roaming charges higher during the summer months as a result of increased travel by customers.

There is no assurance that these trends will continue in the future.

Events after the balance sheet date

On 28 October 2005, it was announced that Vodafone had agreed to acquire, through wholly owned subsidiaries, a 5.61% direct interest in Bharti Tele-Ventures Limited (“BTVL”), a national mobile operator in India which also provides fixed-line services, and a 4.39% indirect interest in BTVL through Bharti Enterprises Private Limited for total cash consideration of Rs.66.56 billion (£820 million).  As such, Vodafone has agreed to acquire, through wholly owned subsidiaries, an economic interest of 10% in BTVL.  The acquisition of shares in BTVL is expected to be completed by 18 November 2005, whilst the acquisition of shares in Bharti Enterprises Private Limited is conditional on receipt of all necessary unconditional regulatory approvals and certain customary conditions and is expected to be completed by the end of the current financial year.  These acquisitions will deliver the Group material rights in BTVL, including the right to appoint two directors to the BTVL Board and, consequently, the Group expects to proportionately consolidate BTVL.

On 31 October 2005, it was announced that the Group’s 100% interest in Vodafone Sweden is to be sold for €1,035 million (£704 million) to Telenor, a pan-Nordic telecommunications operator.  Net cash proceeds, after assumption of net debt by the purchaser, will be approximately €970 million (£660 million).  The sale is expected to be completed by 31 December 2005, subject to EU regulatory approval.  Vodafone and Telenor have agreed the terms of a Partner Network Agreement in Sweden, allowing Vodafone Sweden and Vodafone customers to continue to benefit from Vodafone’s global brand, products and services in Sweden.

On 4 November, Vodafone announced its intention to increase its effective shareholding in Vodacom, its joint venture in South Africa, to 50% through the acquisition of shares in VenFin Limited (“VenFin”), a South African company which currently holds 15% of the shares of Vodacom.  Vodafone has since that date entered into an agreement for the acquisition of the “B” shares in VenFin, which is currently conditional upon, inter alia, regulatory approvals and the successful acquisition of a specified proportion of the ordinary shares of VenFin.

Between 1 October 2005 and 14 November 2005, the Company repurchased 439,500,000 of its own shares, to be held in treasury, under irrevocable purchase orders placed prior to 30 September 2005 for total consideration of £648 million.

Changes in estimates

There has been no material changes in estimates of amounts reported in the six months ended 30 September 2005 or in the prior financial year.

Issuances and repayment of debt

See “Cash Flows and Funding” on pages 23 to 24 for details of issuances and repayment of debt.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

15           Summary of differences between IFRS and US GAAP

The unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS, which differ in certain significant respects from US Generally Accepted Accounting Principles (“US GAAP”).  The following is a summary of the effects of the adjustments from IFRS to US GAAP:

	Note	Six months to 30 September 2005 £m		Six months to 30 September 2004 £m

Revenue (IFRS)		18,251		16,742

Items (decreasing)/increasing revenue:
Basis of consolidation	a	(2,821)		(2,624)
Connection revenue	b	598		617

Revenue (US GAAP)		16,028		14,735

IFRS profit for the period attributable to equity shareholders		2,775		3,615

Items increasing/(decreasing) profit for the period:
Investments accounted for under the equity method	c	(2,426)		(2,593)
Connection revenue and costs	b	6		9
Goodwill and other intangible assets	d	(7,191)		(7,602)
Impairment	e	(368)		–
Amortisation of capitalised interest	f	(54)		(52)
Interest capitalised during the period	f	15		20
Other	g	43		(1)
Income taxes	h	2,596		3,273

Loss before change in accounting principle		(4,604)		(3,331)
Cumulative effect of change in accounting principle: Post employment benefits	i	-		(195)

Net loss (US GAAP)		(4,604)		(3,526)

Basic and diluted loss per share (US GAAP):
- Loss before change in accounting principle		(7.23)	p	(4.98)	p
- Cumulative effect of change in accounting principle		nil	p	(0.29)	p
- Net loss		(7.23)	p	(5.27)	p

		As at 30 September 2005 £m	As at 30 September 2004 £m

IFRS total equity shareholders’ funds		113,771	114,913

Items (decreasing)/increasing shareholders’ equity:
Investments accounted for under the equity method	c	(3,340)	12,613
Connection revenue and costs	b	(9)	(24)
Goodwill and other intangible assets	d	23,824	39,188
Capitalised interest	f	1,490	1,584
Other	g	207	(94)
Income taxes	h	(36,290)	(46,717)

Shareholders’ equity in accordance with US GAAP		99,653	121,463

a.             Basis of consolidation

The basis of consolidation under IFRS differs from that under US GAAP.  The Group has interests in several jointly controlled entities, the most significant being Vodafone Italy. Under IFRS, the Group reports its interests in jointly controlled entities using proportionate consolidation.  The Group’s share of the assets, liabilities, income, expenses and cash flows of jointly controlled entities are combined with the equivalent items in the unaudited Interim Consolidated Financial Statements on a line-by-line basis. Under US GAAP, the results and assets and liabilities of jointly controlled entities are incorporated in the unaudited Interim Consolidated Financial Statements using the equity method of accounting.  Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the jointly controlled entity, less any impairment in the value of the investment.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

15           Summary of differences between IFRS and US GAAP (continued)

b.             Connection revenue and costs

Under IFRS, customer connection revenue is recognised together with the related equipment revenue to the extent that the aggregate equipment and connection revenue does not exceed the fair value of the equipment delivered to the customer.  Any customer connection revenue not recognised together with related equipment revenue is deferred and recognised over the period in which services are expected to be provided to the customer.

For transactions prior to 1 October 2003, connection revenue under US GAAP is recognised over the period that a customer is expected to remain connected to a network.  Connection costs directly attributable to the income deferred are recognised over the same period.  Where connection costs exceed connection revenue, the excess costs were charged in the profit and loss account immediately upon connection.  The balances of deferred revenue and deferred charges as of 30 September 2003 continue to be recognised over the period that a customer is expected to remain connected to a network.

c.             Investments accounted for under the equity method

This line item includes the net effect of IFRS to US GAAP adjustments affecting net loss and shareholders’ equity discussed below related to investments accounted for under the equity method, primarily goodwill and other intangible assets and income taxes.

d.             Goodwill and other intangible assets

The differences related to goodwill and other intangible assets included in the reconciliations of net loss and shareholders’ equity relate to acquisitions prior to the Group’s adoption of the SEC guidance issued on 29 September 2004.  In determining the value of licences purchased in business combinations prior to 29 September 2004, the Group allocated the portion of the purchase price, in excess of the fair value attributed to the share of net assets acquired, to licences.  The Group had previously concluded that the nature of the licences and the related goodwill acquired in business combinations was fundamentally indistinguishable.

Following the adoption of the SEC guidance issued on 29 September 2004, the Group’s US GAAP accounting policy for initial and subsequent measurement of goodwill and other intangible assets, other than determination of impairment of goodwill and finite lived intangible assets, is substantially aligned to that of IFRS described in note 2.  However, there are substantial adjustments arising prior to 29 September 2004 from different methods of transition to current IFRS and US GAAP as discussed below.

Goodwill arising before the date of transition to IFRS has been retained under IFRS at the previous UK GAAP amounts for acquisitions prior to 1 April 2004.  The Group has assigned amounts to licences and customer bases under US GAAP as they meet the criteria for recognition separately from goodwill, while these were not recognised separately from goodwill under UK GAAP because they did not meet the recognition criteria.  Under US GAAP goodwill and intangible assets with indefinite lives are capitalised and not amortised, but tested for impairment, at least annually.  Intangible assets with finite lives are capitalised and amortised over their useful economic lives.

Under IFRS and US GAAP, the purchase price of a transaction accounted for as an acquisition is based on the fair value of the consideration.  In the case of share consideration, under IFRS the fair value of such consideration is based on the share price on the date of exchange.  Under US GAAP, the fair value of the share consideration is based on the average share price over a reasonable period of time before and after the proposed acquisition is agreed to and announced.  This has resulted in a difference in the fair value of the consideration for certain acquisitions and consequently in the amount of goodwill capitalised under IFRS and US GAAP.

The Group’s accounting policy for testing goodwill and finite lived intangible assets under IFRS is discussed in note 2. For purposes of goodwill impairment testing under US GAAP, the fair value of a reporting unit including goodwill is compared to its carrying value.  If the fair value of a reporting unit is lower than its carrying value, the fair value of the goodwill within that reporting unit is compared with its respective carrying value, with any excess carrying value written off as an impairment.  The fair value of the goodwill is the difference between the fair value of the reporting unit and the fair value of the net assets of the reporting unit.  Intangible assets with finite lives are subject to periodic impairment tests when circumstances indicate that an impairment may exist.  Where an asset’s (or asset group’s) carrying amount exceeds its sum of undiscounted future cash flows, an impairment loss is recognised in an amount equal to the amount by which the asset’s (or asset group’s) carrying amount exceeds its fair value, which is generally based on discounted cash flows.

Consistent with the Group’s IFRS accounting policy, intangible assets with indefinite lives under US GAAP are not subject to amortisation and are tested annually for impairment or more frequently if circumstances indicate that an impairment may exist.  The Group’s US GAAP indefinite life intangible assets primarily relate to Verizon Wireless FCC licences, the fair value of which is determined using a direct valuation approach.  Any excess of the carrying value of these licences over their fair value is recognised as an impairment.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

15           Summary of differences between IFRS and US GAAP (continued)

e.             Impairment

As discussed in note 4, during the six months ended 30 September 2005, the Group recorded an impairment charge of £515 million in relation to the intangible assets of Vodafone Sweden. Under US GAAP, the Group recognised an impairment of licences of £883 million. As a result of this impairment, the Group released related deferred tax liabilities of £247 million, which has been included in the adjustment for income taxes.

f.              Capitalised interest

Under IFRS, the Group has adopted the benchmark accounting treatment for borrowing costs and as a result, the Group does not capitalise interest costs on borrowings in respect of the acquisition or construction of tangible and intangible fixed assets.  Under US GAAP, the interest costs of financing the acquisition or construction of network assets and other fixed assets is capitalised during the period of construction until the date that the asset is placed in service.  Interest costs of financing the acquisition of licences are also capitalised until the date that the related network service is launched.  Capitalised interest costs are amortised over the estimated useful lives of the related assets.

g.             Other

Financial instruments

Under IFRS, the put option held by Telecom Egypt is classified as a financial liability. The liability is measured as the present value of the estimated exercise price of the option, which is the fair value of the underlying shares on the date of exercise, with any changes in this estimate recognised in the consolidated income statement each period. Under US GAAP, this put option is classified as a derivative instrument.  Consequently, this financial liability is reversed for US GAAP purposes and the put option is accounted for at fair value.

Pensions

Under both IFRS and US GAAP, the Group recognises actuarial gains and losses as they are incurred. Under IFRS, these gains and losses are recognised directly in equity. These gains and losses are included in the determination of net loss under US GAAP.

Share-based payments

Under IFRS, equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant.  The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Under US GAAP, equity-settled share-based payments are accounted for as variable plans and the cost is calculated as the difference between the exercise price and the market price of the shares at the measurement date, which is usually the date the shares vest, and amortised over the period until the shares vest.  Where the measurement date has not yet been reached, the cost is estimated using the market price of the relevant shares at the end of each accounting period.

h.             Income taxes

The most significant component of the income tax adjustment is due to temporary differences between the book basis and tax basis of intangible assets other than goodwill acquired in business combinations prior to 29 September 2004, resulting in the recognition of deferred tax liabilities under US GAAP.  This line item also includes the tax effects of the other pre-tax IFRS to US GAAP adjustments described above.

Under IFRS, the Group does not recognise a deferred tax liability on the outside basis differences in its investment in associates to the extent the Group controls the timing of the reversal of the difference and it is probable the difference will not reverse in the foreseeable future. Under US GAAP, the Group recognises deferred tax liabilities on these differences.

i.              Cumulative effect of change in accounting principle

During the second half of the year ended 31 March 2005, the Group amended its policy for accounting for actuarial gains and losses arising from its pension obligations effective 1 April 2004.  The financial statements as of 30 September 2004 and for the six months then ended have been restated to reflect this change in accounting principle. Until 31 March 2004, the Group used a corridor approach under SFAS No. 87, “Employers’ Accounting for Pensions” in which actuarial gains and losses were deferred and amortised over the expected remaining service period of the employees.  The Group now recognises these gains and losses through the income statement in the period in which they arise as the new policy more faithfully represents the Group’s financial position and more closely aligns the Group’s US GAAP policy to its IFRS policy of immediate recognition of these items.

The cumulative effect on periods prior to adoption of £288 million has been shown, net of tax of £93 million, as a cumulative effect of a change in accounting principle in the reconciliation of net loss for the six months ended 30 September 2004.  The effect of the change in the six months ended 30 September 2004 was to increase loss from continuing operations by £31 million (or 0.05 pence per share).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

16           Transition to IFRS

Basis of preparation of IFRS financial information

The Group’s Annual Report for the year ending 31 March 2006 will be the first annual Consolidated Financial Statements that comply with IFRS.  These interim results have been prepared in accordance with the significant accounting policies described in note 2.  The Group has applied IFRS 1, “First-time Adoption of International Financial Reporting Standards”  in preparing these interim results.

The Group’s Annual Report for the year ending 31 March 2006 will provide one year of comparative financial information and the opening balance sheet date for adoption of IFRS is 1 April 2004.  The Annual Report in subsequent years will provide two years of comparative financial information.

IFRS 1 exemptions

IFRS 1 sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements.  The Group is required to establish its IFRS accounting policies as at 31 March 2006 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, 1 April 2004.  This standard provides a number of optional exemptions to this general principle.  These are set out below, together with a description in each case of the exemption adopted by the Group.

Business combinations that occurred before the opening IFRS balance sheet date (IFRS 3, “Business Combinations”).

The Group has elected not to apply IFRS 3 retrospectively to business combinations that took place before the date of transition.  As a result, in the opening balance sheet, goodwill arising from past business combinations remains as stated under UK GAAP at 31 March 2004.

Employee Benefits – actuarial gains and losses (IAS 19, “Employee Benefits”)

The Group has elected to recognise all cumulative actuarial gains and losses in relation to employee benefit schemes at the date of transition.

Share-based Payments (IFRS 2, “Share-based Payment”)

The Group has elected to apply IFRS 2 to all relevant share-based payment transactions granted but not fully vested at 1 April 2004.

Financial Instruments (IAS 39, “Financial Instruments: Recognition and Measurement” and IAS 32, “Financial Instruments: Disclosure and Presentation”)

The Group has applied IAS 32 and IAS 39 for all periods presented and has therefore not taken advantage of the exemption in IFRS 1 that would enable the Group to only apply these standards from 1 April 2005.

Cumulative translation differences (IAS 21, “The Effects of Changes in Foreign Exchange Rates”)

The Group has deemed the cumulative translation differences at the date of transition to IFRS to be zero.  As a result, the gain or loss of a subsequent disposal of any foreign operation shall exclude the translation differences that arose before the date of transition to IFRS.

Fair value or revaluation as deemed cost (IAS 16, “Property, Plant and Equipment” and IAS 38, “Intangible Assets”)

The Group has not elected to measure any item of property, plant and equipment or intangible asset at the date of transition to IFRS at its fair value.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

16           Transition to IFRS (continued)

Impact of transition to IFRS

The following is a summary of the effects of the differences between IFRS and UK GAAP on the Group’s total equity shareholders’ funds and profit for the financial period for the periods previously reported under UK GAAP following the date of transition to IFRS.  Further significant differences may arise from accounting standards and pronouncements that the IASB could issue in the future and which the Group may elect to early adopt in its first IFRS Consolidated Financial Statements.

Total equity shareholders’ funds

	Note	1 April 2004 £m	30 September 2004 £m	31 March 2005 £m

Total equity shareholders’ funds (UK GAAP)		111,924	107,744	99,317

Measurement and recognition differences:
Intangible assets	a	(164)	7,052	13,986
Proposed dividends	b	728	1,263	1,395
Financial instruments	c	385	388	350
Share-based payments	d	12	34	63
Defined benefit pension schemes	e	(257)	(309)	(361)
Deferred and current taxes	f	(1,011)	(1,173)	(774)
Other		(66)	(86)	(176)

Total equity shareholders’ funds (IFRS)		111,551	114,913	113,800

Profit for the financial period	Note	Six months to 30 September 2004 £m	Year ended 31 March 2005 £m

Loss on ordinary activities after taxation (UK GAAP)		(2,871)	(6,938)

Measurement and recognition differences:
Intangible assets	a	7,118	14,263
Financial instruments	c	(28)	(174)
Share-based payments	d	(41)	(91)
Defined benefit pension schemes	e	2	7
Deferred and current taxes	f	(278)	10
Other		3	(130)

Presentation differences:
Presentation of equity accounted investments	g	(26)	(45)
Presentation of joint ventures	h	(196)	(384)

Profit for the period (IFRS)		3,683	6,518

Principal differences between IFRS and UK GAAP

Measurement and recognition differences:

a.             Intangible assets

IAS 38, “Intangible Assets” requires that goodwill is not amortised.  Instead it is subject to an annual impairment review. As the Group has elected not to apply IFRS 3 retrospectively to business combinations prior to the opening balance sheet date under IFRS, the UK GAAP goodwill balance at 31 March 2004 (£96,931 million) has been included in the opening IFRS consolidated balance sheet and is no longer amortised.

Under IAS 38, capitalised payments for licences and spectrum fees are amortised on a straight line basis over their useful economic life.  Amortisation is charged from the commencement of service of the network.  Under UK GAAP, the Group’s policy was to amortise such costs in proportion to the capacity of the network during the start up period and then on a straight-line basis thereafter.

b.             Proposed dividends

IAS 10, “Events after the Balance Sheet Date” requires that dividends declared after the balance sheet date should not be recognised as a liability at that balance sheet date as the liability does not represent a present obligation as defined by IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

16           Transition to IFRS (continued)

c.             Financial instruments

IAS 32, “Financial Instruments: Disclosure and Presentation” and IAS 39, “Financial Instruments: Recognition and Measurement” address the accounting for, and reporting of, financial instruments.  IAS 39 sets out detailed accounting requirements in relation to financial assets and liabilities.

All derivative financial instruments are accounted for at fair market value whilst other financial instruments are accounted for either at amortised cost or at fair value depending on their classification.  Subject to stringent criteria, financial assets and financial liabilities may be designated as forming hedge relationships as a result of which fair value changes are offset in the income statement or charged/credited to equity depending on the nature of the hedge relationship.

d.             Share-based payments

IFRS 2, “Share-based Payment” requires that an expense for equity instruments granted be recognised in the financial statements based on their fair value at the date of grant.  This expense, which is primarily in relation to employee option and performance share schemes, is recognised over the vesting period of the scheme.

While IFRS 2 allows the measurement of this expense to be calculated only on options granted after 7 November 2002, the Group has applied IFRS 2 to all instruments granted but not fully vested as at 1 April 2004.  The Group has adopted the binomial model for the purposes of calculating fair value under IFRS.

e.             Defined benefit pension schemes

The Group elected to adopt early the amendment to IAS 19, “Employee Benefits” issued by the IASB on 16 December 2004 which allows all actuarial gains and losses to be charged or credited to equity.

The Group’s opening IFRS balance sheet at 1 April 2004 reflects the assets and liabilities of the Group’s defined benefit schemes totalling a net liability of £154 million.  The transitional adjustment of £257 million to opening reserves comprises the reversal of entries in relation to UK GAAP accounting under SSAP 24 less the recognition of the net liabilities of the Group’s and associated undertakings’ defined benefit schemes.

f.              Deferred and current taxes

The scope of IAS 12, “Income Taxes” is wider than the corresponding UK GAAP standards, and requires deferred tax to be provided on all temporary differences rather than just timing differences under UK GAAP.

As a result, taxes in the Group’s IFRS opening balance sheet at 1 April 2004 were adjusted by £1.0 billion.  This includes an additional deferred tax liability of £1.8 billion in respect of the differences between the carrying value and tax written down value of the Group’s investments in associated undertakings and joint ventures. This comprises £1.3 billion in respect of differences that arose when US investments were acquired and £0.5 billion in respect of undistributed earnings of certain associated undertakings and joint ventures, principally Vodafone Italy.  UK GAAP does not permit deferred tax to be provided on the undistributed earnings of the Group’s associated undertakings and joint ventures until there is a binding obligation to distribute those earnings.

IAS 12 also requires deferred tax to be provided in respect of the Group’s liabilities under its post employment benefit arrangements and on other employee benefits such as share and share option schemes.

Presentation differences:

g.             Presentation of equity accounted investments

Under IFRS, in accordance with IAS 1, “Presentation of Financial Statements”, “Tax on profit” on the face of the consolidated income statement comprises the tax charge of the Company, its subsidiaries and its share of the tax charge of joint ventures.  The Group’s share of its associated undertakings’ tax charges is shown as part of “Share of result in associated undertakings” rather than being disclosed as part of the tax charge under UK GAAP.

In respect of the Verizon Wireless partnership, the line “Share of result in associated undertakings” includes the Group’s share of pre-tax partnership income and the Group’s share of the post-tax income attributable to corporate entities (as determined for US corporate income tax purposes) held by the partnership.  The tax attributable to the Group’s share of allocable partnership income is included as part of “Tax on profit” on the consolidated income statement.  This treatment reflects the fact that tax on allocable partnership income is, for US corporate income tax purposes, a liability of the partners and not the partnership.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

16           Transition to IFRS (continued)

h.      Presentation of joint ventures

IAS 31, “Interests in Joint Ventures” defines a jointly controlled entity as an entity where unanimous consent over the strategic financial and operating decisions is required between the parties sharing control.  Control is defined as the power to govern the financial and operating decisions of an entity so as to obtain economic benefit from it.

The Group has reviewed the classification of its investments and concluded that the Group’s 76.9% (30 September 2004 and 31 March 2005: 76.8%) interest in Vodafone Italy, classified as a subsidiary undertaking under UK GAAP, should be accounted for as a joint venture under IFRS.  In addition, the Group’s interests in South Africa, Poland, Kenya and Fiji, which were classified as associated undertakings under UK GAAP, have been classified as joint ventures under IFRS as a result of the contractual rights held by the Group.  The Group’s interest in Romania was classified as a joint venture until the acquisition of the controlling stake from Telesystem International Wireless Inc. of Canada completed on 31 May 2005.  The Group has adopted proportionate consolidation as the method of accounting for these six entities.

Under UK GAAP, the revenue, operating profit, net financing costs and taxation of Vodafone Italy were consolidated in full in the income statement with a corresponding allocation to minority interest. Under proportionate consolidation, the Group recognises its share of all income statement lines with no allocation to minority interest. There is no effect on the result for a financial period from this adjustment.

Under UK GAAP, the Group’s interests in South Africa, Poland, Romania, Kenya and Fiji were accounted for under the equity method, with the Group’s share of operating profit, interest and tax being recognised separately in the consolidated income statement. Under proportionate consolidation, the Group recognises its share of all income statement lines.  There is no effect on the result for a financial period from this adjustment.

Under UK GAAP, the Group fully consolidated the cash flows of Vodafone Italy, but did not consolidate the cash flows of its associated undertakings.  The IFRS consolidated cash flow statement reflects the Group’s share of cash flows relating to its joint ventures on a line by line basis, with a corresponding recognition of the Group’s share of net debt for each of the proportionately consolidated entities.

Other differences

Reclassification of non-equity minority interests to liabilities

The primary impact of the implementation of IAS 32 is the reclassification of the $1.65 billion preferred shares issued by the Group’s subsidiary, Vodafone Americas Inc., from non-equity minority interests to liabilities.  The reclassification at 1 April 2004 was £875 million.  Dividend payments by this subsidiary, which were previously reported in the Group’s income statement as non-equity minority interests, have been reclassified to financing costs.

Fair value of available-for-sale financial assets

The Group has classified certain of its cost-based investments as ‘available-for-sale’ financial assets as defined in IAS 39.  This classification does not reflect the intentions of management in relation to these investments.  These assets are measured at fair value at each reporting date with movements in fair value taken to equity.  At 1 April 2004, a cumulative increase of £233 million in the fair value over the carrying value of these investments was recognised.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

16           Transition to IFRS (continued)

Reconciliation of the UK GAAP consolidated profit and loss account to the IFRS consolidated income statement

Six months ended 30 September 2004

UK GAAP Format	UK GAAP £m	Presentation differences £m	Measurement and recognition differences £m	IFRS £m	IFRS Format

Turnover	16,796	–	(54)	16,742	Revenue
Cost of sales	(10,072)	–	(338)	(10,410)	Cost of sales
Gross profit	6,724	–	(392)	6,332	Gross profit
Selling and distribution costs	(1,005)	–	(8)	(1,013)	Selling and distribution expenses
Administrative expenses	(7,964)	–	6,326	(1,638)	Administrative expenses
		241	837	1,078	Share of result in associated undertakings
Operating loss	(2,245)	241	6,763	4,759	Operating profit
Share of result in associated undertakings	630	(630)
Exceptional non-operating items	22	(22)
		16	–	16	Non-operating income and expense
Net interest payable and similar items	(291)	100	(44)	(235)	Financing costs
Loss on ordinary activities before taxation	(1,884)	(295)	6,719	4,540	Profit before taxation
Tax on loss on ordinary activities	(987)	269	(139)	(857)	Tax on profit
Loss on ordinary activities after taxation	(2,871)	(26)	6,580	3,683	Profit for the financial period
Minority interest	(324)	26	230	(68)	Less: Minority interest
Loss for the period	(3,195)	–	6,810	3,615	Profit attributable to equity shareholders

Year ended 31 March 2005

UK GAAP Format	UK GAAP £m	Presentation differences £m	Measurement and recognition differences £m	IFRS £m	IFRS Format

Turnover	34,133	–	(60)	34,073	Revenue
Cost of sales	(20,753)	–	(711)	(21,464)	Cost of sales
Gross profit	13,380	–	(771)	12,609	Gross profit
Selling and distribution costs	(2,031)	–	(15)	(2,046)	Selling and distribution expenses
Administrative expenses	(16,653)	315	12,812	(3,526)	Administrative expenses
		404	1,576	1,980	Share of result in associated undertakings
		(315)	(160)	(475)	Other income and expenses
Operating loss	(5,304)	404	13,442	8,542	Operating profit
Share of result in associated undertakings	1,193	(1,193)
Exceptional non-operating items	13	(13)
		8	(2)	6	Non-operating income and expense
		602	(21)	581	Investment income
Net interest payable and similar items	(604)	(391)	(183)	(1,178)	Financing costs
Loss on ordinary activities before taxation	(4,702)	(583)	13,236	7,951	Profit before taxation
Tax on loss on ordinary activities	(2,236)	538	265	(1,433)	Tax on profit
Loss on ordinary activities after taxation	(6,938)	(45)	13,501	6,518	Profit for the financial period
Minority interest	(602)	45	449	(108)	Less: Minority interest
Loss for the period	(7,540)	–	13,950	6,410	Profit attributable to equity shareholders

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

16           Transition to IFRS (continued)

Reconciliation of the UK GAAP consolidated balance sheet to the IFRS consolidated balance sheet

1 April 2004

UK GAAP Format	UK GAAP £m	Presentation differences £m	Measurement and recognition differences £m	IFRS £m	IFRS Format

Fixed assets					Non current assets
Intangible assets	93,622	–	864	94,486	Intangible assets
Tangible assets	18,083	–	(833)	17,250	Property, plant & equipment
Investments in associated undertakings	21,226	–	(800)	20,426	Investments in associated undertakings
Other investments	1,049	–	233	1,282	Other investments
		671	136	807	Deferred tax assets
		221	(9)	212	Trade and other receivables
	133,980	892	(409)	134,463
Current assets					Current assets
Stocks	458	–	10	468	Inventory
Debtors	6,901	(6,901)
		372	(103)	269	Taxation recoverable
		5,148	305	5,453	Trade and other receivables
Investments	4,381	(4,381)
Cash at bank and in hand	1,409	4,381	61	5,851	Cash and cash equivalents
	13,149	(1,381)	273	12,041
Total assets	147,129	(489)	(136)	146,504	Total assets

Capital and reserves					Equity
Called up share capital	4,280	–	–	4,280	Called up share capital
Share premium account	52,154	–	–	52,154	Share premium account
Own shares held	(1,136)	–	–	(1,136)	Own shares held
Other reserve	99,640	–	310	99,950	Additional paid in capital
		–	233	233	Other reserves
Profit and loss account	(43,014)	–	(916)	(43,930)	Retained losses
Total equity shareholders’ funds	111,924	–	(373)	111,551	Total equity shareholders’ funds

Minority interests	3,007	–	(2,198)	809	Minority interests
	114,931	–	(2,571)	112,360
Creditors – amounts falling due after more than one year	12,975	(12,975)			Non-current liabilities
		12,224	1,859	14,083	Long term borrowings
		3,314	1,421	4,735	Deferred tax liabilities
		(73)	227	154	Post employment benefits
Provisions for liabilities and charges	4,197	(3,858)	5	344	Provisions for liabilities and charges
		751	(449)	302	Other payables
	17,172	(617)	3,063	19,618
Creditors – amounts falling due within one year	15,026	(15,026)			Current liabilities
		2,054	788	2,842	Short term borrowings
		4,275	(356)	3,919	Current tax liabilities
		8,643	(1,068)	7,575	Trade payables and other payables
		182	8	190	Provisions for liabilities and charges
	15,026	128	(628)	14,526
	147,129	(489)	(136)	146,504	Total equity and liabilities

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

16           Transition to IFRS (continued)

Reconciliation of the UK GAAP consolidated balance sheet to the IFRS consolidated balance sheet

30 September 2004

UK GAAP Format	UK GAAP £m	Presentation differences £m	Measurement and recognition differences £m	IFRS £m	IFRS Format

Fixed assets					Non current assets
Intangible assets	90,399	–	7,559	97,958	Intangible assets
Tangible assets	18,070	–	(840)	17,230	Property, plant & equipment
Investments in associated undertakings	20,831	–	90	20,921	Investments in associated undertakings
Other investments	894	–	263	1,157	Other investments
		983	212	1,195	Deferred tax assets
		280	(13)	267	Trade and other receivables
	130,194	1,263	7,271	138,728
Current assets					Current assets
Stocks	416	–	8	424	Inventory
Debtors	6,957	(6,957)
		5,500	180	5,680	Trade and other receivables
Investments	1,998	(1,998)
Cash at bank and in hand	2,652	1,998	54	4,704	Cash and cash equivalents
	12,023	(1,457)	242	10,808
Total assets	142,217	(194)	7,513	149,536	Total assets

Capital and reserves					Equity
Called up share capital	4,283	–	–	4,283	Called up share capital
Share premium account	52,202	–	–	52,202	Share premium account
Own shares held	(2,873)	–	–	(2,873)	Own shares held
Other reserve	99,605	–	415	100,020	Additional paid in capital
		–	2,324	2,324	Other reserves
Profit and loss account	(45,473)	–	4,430	(41,043)	Retained losses
Total equity shareholders’ funds	107,744	–	7,169	114,913	Total equity shareholders’ funds

Minority interests	2,637	–	(2,452)	185	Minority interests
	110,381	–	4,717	115,098

Creditors – amounts falling due after more than one year	12,494	(12,494)			Non-current liabilities
		11,811	1,708	13,519	Long term borrowings
		3,445	1,891	5,336	Deferred tax liabilities
		(64)	274	210	Post employment benefits
Provisions for liabilities and charges	4,038	(3,687)	7	358	Provisions for liabilities and charges
		683	(402)	281	Other payables
	16,532	(306)	3,478	19,704
Creditors – amounts falling due within one year	15,304	(15,304)			Current liabilities
		1,560	1,110	2,670	Short term borrowings
		4,766	(244)	4,522	Current tax liabilities
		8,954	(1,567)	7,387	Trade payables and other payables
		136	19	155	Provisions for liabilities and charges
	15,304	112	(682)	14,734
	142,217	(194)	7,513	149,536	Total equity and liabilities

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

16           Transition to IFRS (continued)

Reconciliation of the UK GAAP consolidated balance sheet to the IFRS consolidated balance sheet

31 March 2005

UK GAAP Format	UK GAAP £m	Presentation differences £m	Measurement and recognition differences £m	IFRS £m	IFRS Format

Fixed assets					Non current assets
Intangible assets	83,464	–	13,675	97,139	Intangible assets
Tangible assets	18,398	–	(947)	17,451	Property, plant & equipment
Investments in associated undertakings	19,398	–	836	20,234	Investments in associated undertakings
Other investments	852	–	329	1,181	Other investments
		1,084	100	1,184	Deferred tax assets
		249	(28)	221	Trade and other receivables
	122,112	1,333	13,965	137,410
Current assets					Current assets
Stocks	430	–	10	440	Inventory
Debtors	7,698	(7,698)
		268	(230)	38	Taxation recoverable
		5,334	115	5,449	Trade and other receivables
Investments	816	(816)
Cash at bank and in hand	2,850	816	103	3,769	Cash and cash equivalents
	11,794	(2,096)	(2)	9,696
Total assets	133,906	(763)	13,963	147,106	Total assets

Capital and reserves					Equity
Called up share capital	4,286	–	–	4,286	Called up share capital
Share premium account	52,284	–	–	52,284	Share premium account
Own shares held	(5,121)	–	–	(5,121)	Own shares held
Other reserve	99,556	–	525	100,081	Additional paid in capital
		–	1,781	1,781	Other reserves
Profit and loss account	(51,688)	–	12,177	(39,511)	Retained losses
Total equity shareholders’ funds	99,317	–	14,483	113,800	Total equity shareholders’ funds
Minority interests	2,818	–	(2,970)	(152)	Minority interests

	102,135	–	11,513	113,648

Creditors – amounts falling due after more than one year	12,382	(12,382)			Non-current liabilities
		11,613	1,577	13,190	Long term borrowings
		3,481	1,368	4,849	Deferred tax liabilities
		(183)	307	124	Post employment benefits
Provisions for liabilities and charges	4,552	(4,235)	2	319	Provisions for liabilities and charges
		749	(359)	390	Other payables
	16,934	(957)	2,895	18,872
Creditors – amounts falling due within one year	14,837	(14,837)			Current liabilities
		392	1,611	2,003	Short term borrowings
		4,759	(406)	4,353	Current tax liabilities
		9,686	(1,684)	8,002	Trade payables and other payables
		194	34	228	Provisions for liabilities and charges
	14,837	194	(445)	14,586
	133,906	(763)	13,963	147,106	Total equity and liabilities

INDEPENDENT REVIEW REPORT BY DELOITTE & TOUCHE LLP TO VODAFONE GROUP PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 September 2005 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 16.  We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board.  Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority and the requirements of International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards

As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union (“EU”).  Accordingly, the interim report has been prepared in accordance with IAS 34 and the requirements of International Financial Reporting Standard 1, “First Time Adoption of International Financial Reporting Standards” relevant to interim reports.

The accounting policies are consistent with those that the directors intend to use in the annual financial statements.  There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with IFRS as adopted for use in the EU.  This is because, as disclosed in note 1, the directors have anticipated that certain revisions to existing IFRS will be issued and formally adopted for use in the EU in time to be applicable to the next annual financial statements.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom.  A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed.  A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions.  It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit.  Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

Deloitte & Touche LLP

Chartered Accountants

London

15 November 2005

PROPORTIONATE FINANCIAL INFORMATION

FOR THE SIX MONTHS TO 30 September 2005

Proportionate results

Group proportionate revenue increased by 13.0% to £23,934 million for the six months ended 30 September 2005 as a result of both organic growth and the effect of increased stakes in a number of the Group’s existing businesses.  In the mobile business, proportionate revenue grew by 12.6% to £23,415 million, with organic growth of 7.7%.

The Group’s proportionate EBITDA margin, excluding items not related to underlying business performance, for the mobile business decreased by 1.5 percentage points to 37.9%.

Basis of preparation

The tables of financial information below are presented on a proportionate basis.  Proportionate presentation is not a measure recognised under IFRS and is not intended to replace the interim results prepared in accordance with IFRS.  However, since significant entities in which the Group has an interest are not consolidated, proportionate information is provided as supplemental data to facilitate a more detailed understanding and assessment of the interim results prepared in accordance with IFRS.

IFRS requires consolidation of entities in relation to which the Group has the power to control and allows either proportionate consolidation or equity accounting for joint ventures.  IFRS also requires equity accounting for interests in which the Group has significant influence but not a controlling interest.

The proportionate presentation, below, is a pro rata consolidation, which reflects the Group’s share of revenue and expenses in entities, both consolidated and unconsolidated, in which the Group has an ownership interest.  Proportionate results are calculated by multiplying the Group’s ownership interest in each entity by each entity’s results.

Proportionate presentation of financial information differs in material respects to the proportionate consolidation adopted by the Group under IFRS for its joint ventures.

Proportionate information includes results from the Group’s equity accounted investments and other investments.  The Group may not have control over the revenue, expenses or cash flows of these investments and may only be entitled to cash from dividends received from these entities.

Group proportionate revenue is stated net of intercompany revenue.  Proportionate EBITDA represents the Group’s ownership interests in the respective entities’ EBITDA.  As such, proportionate EBITDA does not represent EBITDA available to the Group.

Reconciliation of proportionate revenue to statutory revenue

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m

Proportionate revenue	23,934	21,179
Minority share of revenue in subsidiary undertakings	407	801
Group share of revenue in associated undertakings and trade investments	(6,090)	(5,238)
Statutory revenue	18,251	16,742

PROPORTIONATE FINANCIAL INFORMATION

FOR THE SIX MONTHS TO 30 September 2005

Reconciliation of proportionate EBITDA to profit for the financial period

	Six months to 30 September 2005 £m	Six months to 30 September 2004 £m

Proportionate EBITDA	8,942	8,251
Minority share of EBITDA in subsidiary undertakings	119	221
Group’s share of EBITDA in associated undertakings and other investments	(2,350)	(2,152)
Group EBITDA	6,711	6,320
Charges for depreciation and amortisation	(2,871)	(2,607)
Loss on disposal of property, plant and equipment	(35)	(32)
Share of results in associated undertakings	1,187	1,078
Other income and expense	(515)	–
Operating profit	4,477	4,759
Non-operating income	1	16
Investment income	259	321
Financing costs	(630)	(556)
Tax on profit	(1,289)	(857)

Profit for the financial period	2,818	3,683

OTHER INFORMATION

1)	Copies of this document are available from the Company’s registered office:

Vodafone House
The Connection
Newbury
Berkshire
RG14 2FN

2)	These interim results will be available on the Vodafone Group Plc website, www.vodafone.com, from 15 November 2005.

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

High resolution photographs are available to the media free of charge at www.newscast.co.uk.

Vodafone, Vodafone live!, Vodafone Mobile Connect, Vodafone Wireless Office, Vodafone Simply and Vodafone Passport are trademarks of the Vodafone Group.  The RIM and BlackBerry® family of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited – used by permission.  Other product and company names mentioned herein may be the trademarks of their respective owners.

FORWARD–LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. In particular, such forward-looking statements include the targeted capital expenditures for the years ending 31 March 2007 and 2008, the targeted 3G coverage by March 2006, the expected net debt as at March 2006, the statements under “Outlook” regarding Vodafone’s expectations for the years ending 31 March 2006 and 2007 as to organic average proportionate, mobile customer growth, full year organic proportionate mobile revenue growth, proportionate mobile EBITDA margins, capitalised tangible and intangible fixed asset additions, free cash flow, share purchases, effective tax rate and cash tax payments, statements under “Global Services” regarding Vodafone’s expectations for the year ending 31 March 2008 as to operating expenses, capitalised fixed asset additions and revenue enhancement initiatives, statements under “Dividends” regarding the targeted dividend pay-out ratio for the year ending 31 March 2007 and the growth in future dividends, and statements related to the Group’s expectations regarding the adoption of certain IFRS standards and the publication of future financial information under IFRS. Certain of these statements are included in the “Chief Executive’s Statement”. These forward-looking statements are made on the basis of certain assumptions which each of Vodafone and the Group businesses, as the case may be, believes to be reasonable in light of Vodafone’s operating experience in recent years.  The principal assumptions on which these statements are based relate to exchange rates, customer numbers, usage and pricing, take-up of new services, termination and interconnect rates, customer acquisition and retention costs, network opening and operating costs and, availability of handsets and the availability of technology necessary to introduce new products, services and network or other enhancements.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements particularly the statements under “Outlook”, “Global Services”, “Dividends” and the statements related to the Group’s adoption of IFRS and the publication of future financial information referred to above.  These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, including the entry of new competitors in the markets in which we operate,  requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services; the impact on capital spending from investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; slower customer growth or reduced customer retention; the possibility that technologies, including mobile internet platforms, and services, including 3G services, will not perform according to expectations or that vendors’ performance will not meet the Group’s requirements; changes in the projected growth rates of the mobile telecommunications industry; the Group’s ability to realise expected synergies and benefits associated with 3G technologies and the integration of our operations and those of acquired companies; the Group’s ability to identify and complete the acquisition of companies or other transactions intended to grow the customer base; future revenue contributions of both voice and non-voice services offered by the Group; lower than expected impact of 3G, Vodafone live!, and the Group’s business offerings and other new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; the ability of the Group to harmonise mobile platforms and any delays, impediments or other problems associated with the roll-out and scope of 3G technology and services and Vodafone live! and the Group’s business or service offerings as well as other new or existing products, services or technologies in new markets; the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable 3G handsets, network equipment and other key products from suppliers; greater than anticipated prices of new mobile handsets; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on one or more of the measurements of our financial performance or the level of dividends; any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the European Commission regulating rates the Group is permitted to charge; the Group’s ability to develop competitive data content and services which will attract new customers and increase average usage; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; the possibility that new marketing campaigns or efforts are not an effective expenditure; the possibility that the Group’s integration efforts do not increase the speed to market for new products or improve the Group’s cost position; changes in exchange rates, including particularly the exchange rate of pound sterling to the euro, US dollar and the Japanese yen; the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications; changes in statutory tax rates and profit mix which would impact the weighted average tax rate; changes in tax legislation in the jurisdictions in which the Group operates; final resolution of open issues which might impact the effective tax rate; timing of any tax payments relating to the resolution of open issues; and loss of suppliers or disruption of supply chains.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors” contained in our Annual Report with respect to the financial year ended 31 March 2005.  All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above.

No assurance can be given that the forward-looking statements in this document will be realised.  Neither Vodafone Group nor any of its affiliates intends to update these forward-looking statements.

USE OF NON-GAAP FINANCIAL INFORMATION

In presenting and discussing the Group’s reported financial position, operating results and cash flows, certain information is derived from amounts calculated in accordance with IFRS, but this information is not itself an expressly permitted GAAP measure.  Such non-GAAP measures should not be viewed in isolation as alternatives to the equivalent GAAP measure.

A summary of certain non-GAAP measures included in this results announcement, together with details where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP measure	Equivalent GAAP measure	Location in this results announcement of reconciliation and further information

Group EBITDA	Profit for the period	Proportionate financial information on page 58

Mobile EBITDA	Operating profit	Business review on page 6

Adjusted operating profit	Operating profit	Business review on page 6

Operating free cash flow	Net cash flows from operating activities	Cash flows and funding on page 23

Net debt	Cash and cash equivalents	Cash flows and funding on page 23

Free cash flow	Net cash flows from operating activities	Cash flows and funding on page 23

Adjusted earnings per share	Earnings per share	Note 6 on page 39

Proportionate revenue	Statutory revenue	Proportionate financial information on page 57

Proportionate EBITDA	Profit for the period	Proportionate financial information on page 58

Adjusted effective tax rate	Tax on profit as a percentage of profit before taxation	Financial update on page 20

In addition, the trading results of the Group and key markets present certain GAAP financial information, being revenue and cost of sales related to acquisition and retention activity, on a net basis.  The Group believes that this basis of presentation provides useful information for investors regarding trends in net subsidies with respect to the acquisition and retention of customers and facilitates comparability of results with other companies operating in the mobile telecommunications business.  “Other revenue”, “Net acquisition costs” and “Net retention costs”, as used in the trading results, are defined on page 62.

DEFINITION OF TERMS

Term	Definition

3G device	A handset or device capable of accessing 3G data services.

Acquired intangibles amortisation	Amortisation relating to intangible assets identified and recognised separately in respect of a business combination in excess of the intangible assets recognised by the acquiree prior to acquisition.

Active customer	A customer who has made or received a chargeable event in the last three months.

ARPU	Total revenue excluding handset revenue and connection fees divided by the weighted average number of customers during the period.

Average monthly ARPU	Total ARPU in an accounting period divided by the number of months in the period.

Capitalised fixed asset additions	This measure includes the aggregate of capitalised property, plant and equipment additions and capitalised software costs.

Churn	Total gross customer disconnections in the period divided by the average total customers in the period.

Controlled and jointly controlled networks

The networks include the Group’s mobile operating subsidiaries and joint ventures. Measures for controlled and jointly controlled networks include 100% for subsidiaries and the Group’s proportionate share for joint ventures.

Customer

A customer is defined as a SIM, or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose (including data only usage) except telemetric applications. Telemetric applications include, but are not limited to, asset and equipment tracking, mobile payment/billing functionality (for example, vending machines and meter readings) and includes voice enabled customers whose usage is limited to a central service operation (for example, emergency response applications in vehicles).

Data revenue	Data revenue includes all non-voice service revenue excluding messaging.

Depreciation and other amortisation	This measure includes the profit or loss on disposal of property, plant and equipment.

EBITDA	EBITDA excludes items not related to underlying business performance.

Inter-segment revenue	Revenue between operating companies of the same business (mobile or non-mobile) in different reporting segments.

Intra-segment revenue	Revenue between operating companies of the same business (mobile or non-mobile) within the same reporting segment.

Messaging revenue

Messaging revenue includes all SMS and MMS revenue including wholesale messaging revenue, revenue from the use of messaging services by Vodafone customers roaming away from their home network and customers visiting the local network.

Net acquisition costs	The total of connection fees, trade commissions and equipment costs, net of related revenue, relating to new customer connections.

Net debt	Long term borrowings, short term borrowings and mark to market adjustments on financing instruments less cash and cash equivalents.

Net retention costs	The total of trade commissions, loyalty scheme and equipment costs, net of related revenue, relating to customer retention and upgrade.

Non-voice service revenue	Comprises all service revenue that is not related to voice services including, but not limited to, messaging, downloads, Internet browsing and other data services.

Organic growth

The percentage movements in organic growth are presented to reflect operating performance on a comparable basis. Where an entity, being a subsidiary, joint venture or associated undertaking, was newly acquired or disposed of in the current or prior period, the Group adjusts, under organic growth calculations, the results for the current and prior period to remove the amount the Group earned in both periods as a result of the acquisition or disposal of subsidiary or associated undertakings. Where the Group increases, or decreases, its ownership interest in a joint venture or associated undertaking in the current or prior period, the Group’s results for the prior period is restated at the current period’s ownership level. Further adjustments in organic calculations exclude the effect of exchange rate movements by restating the prior period’s results as if they had been generated at the current period’s exchange rates and excludes the amortisation of acquired intangible assets. Organic growth for proportionate results is adjusted to reflect current year and prior year results at constant exchange rates, using like-for-like ownership levels in both years.

Other revenue

Comprises all non-service revenue. In the trading results, presented for the mobile telecommunications business and the Group’s key markets, net other revenue excludes revenue relating to acquisition and retention activities as such revenue is deducted from acquisition and retention costs. The Group believes that this basis of presentation provides useful information for investors regarding trends in net subsidies with respect to the acquisition and retention of customers and facilitates comparability of results with other companies operating in the mobile telecommunications business.

Partner Markets

Markets in which the Group has entered into a Partner Agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s brand reach into such new markets.

Purchased licence amortisation	Amortisation relating to capitalised licence and spectrum fees purchased directly by the Group, and such fees recognised by an acquiree prior to acquisition.

Vodafone live! active device	A handset or device equipped with the Vodafone live! portal which has made or received a chargeable event in the last month.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

PROPORTIONATE CUSTOMERS – 1 APRIL 2005 TO 30 SEPTEMBER 2005

		QUARTER TO 30 JUNE 2005				QUARTER TO 30 SEPTEMBER 2005
COUNTRY	PERCENTAGE OWNERSHIP (1)	AT 1 APR 2005	NET ADDITIONS	OTHER MOVEMENTS	AT 30 JUN 2005	NET ADDITIONS	OTHER MOVEMENTS (2)	AT 30 SEP 2005	PREPAID (3)
	(%)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(%)
Principal Markets

Germany	100.0%	27,223	497	-	27,720	539	-	28,259	52.3%
Italy	76.9%	17,280	204	15	17,499	385	-	17,884	92.3%
Japan	97.7%	14,692	(72)	-	14,620	24	-	14,644	10.9%
Spain	100.0%	11,472	368	-	11,840	578	-	12,418	52.0%
UK	100.0%	15,324	165	-	15,489	275	-	15,764	60.6%
		85,991	1,162	15	87,168	1,801	-	88,969

Other Subsidiaries

Albania	99.9%	648	22	-	670	43	-	713	96.7%
Australia	100.0%	2,731	160	-	2,891	125	-	3,016	71.9%
Czech Republic	99.9%	-	19	1,930	1,949	86	1	2,036	50.0%
Egypt	50.1%	2,072	183	-	2,255	712	-	2,967	89.5%
Greece	99.8%	3,996	164	-	4,160	131	-	4,291	66.0%
Hungary	100.0%	1,735	62	-	1,797	116	-	1,913	73.3%
Ireland	100.0%	1,952	29	-	1,981	32	-	2,013	73.0%
Malta	100.0%	167	3	-	170	6	-	176	90.4%
Netherlands	99.9%	3,789	71	-	3,860	116	-	3,976	56.0%
New Zealand	100.0%	1,891	38	-	1,929	27	-	1,956	77.8%
Portugal	100.0%	3,586	77	-	3,663	253	-	3,916	79.1%
Romania	100.0%	-	105	5,098	5,203	278	48	5,529	64.5%
Sweden	100.0%	1,541	(17)	-	1,524	21	-	1,545	35.3%
		24,108	916	7,028	32,052	1,946	49	34,047

Other Joint Ventures

Fiji	49.0%	76	4	-	80	7	-	87	93.7%
Kenya	35.0%	879	97	-	976	95	-	1,071	98.2%
Poland	19.6%	1,443	102	-	1,545	96	-	1,641	53.7%
Romania	-	1,010	-	(1,010)	-	-	-	-	-
South Africa	35.0%	5,087	574	-	5,661	613	-	6,274	88.7%
		8,495	777	(1,010)	8,262	811	-	9,073

Associates & Investments

United States(4)	44.4%	20,173	850	2	21,025	853	5	21,883	5.3%
Other		16,071	433	-	16,504	491	23	17,018	71.3%
		36,244	1,283	2	37,529	1,344	28	38,901

TOTAL		154,838	4,138	6,035	165,011	5,902	77	170,990	62.0%

(1)     All ownership percentages are stated as at 30 September 2005 and exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture.  Ownership interests have been rounded to the nearest tenth of one percent.

(2)     Other movements for the quarter to 30 September 2005 represents a stake increase of 0.90% in MobiFon S.A. in Romania, a stake increase of 0.03% in Oskar Mobil a.s. in the Czech Republic, a stake increase of 0.14% in SFR in France and the acquisition of customer bases by Verizon Wireless.

(3)     Prepaid customer percentages are calculated on a venture basis.  At 30 September 2005, there were 471.5 million total venture customers.

(4)     The Group’s ownership interest in Verizon Wireless is 45.0%.  However, the Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.7% at 30 September 2005.  In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter depending on the underlying mix of net additions across each of these networks.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

VODAFONE LIVE! ACTIVE DEVICES

	QUARTER TO 30 JUNE 2005			QUARTER TO 30 SEPTEMBER 2005
COUNTRY	AT 1 APRIL 2005 (‘000s)	NET ADDITIONS (‘000s)	AT 30 JUNE 2005 (‘000s)	NET ADDITIONS (‘000s)	AT 30 SEP 2005 (‘000s)
Principal Markets
Germany	4,845	344	5,189	319	5,508
Italy(1)	2,113	432	2,545	285	2,830
Japan	12,845	(67)	12,778	(3)	12,775
Spain	2,992	519	3,511	621	4,132
UK	3,443	295	3,738	225	3,963

	26,238	1,523	27,761	1,447	29,208
Other Subsidiaries & Joint Ventures	3,988	638	4,626	1,151	5,777

Group Statutory Total	30,226	2,161	32,387	2,598	34,985

The table above only includes Vodafone live! customers in the Group’s subsidiary and joint venture undertakings.  There were an additional 4.7 million registered Vodafone live! venture customers in our associated undertakings at 30 September 2005 (30 June 2005: 3.8 million, 31 March 2005: 3.2 million).

(1)     Under IFRS, Vodafone Italy is treated as a joint venture. The figures in the table above represent the Group’s share of Vodafone live! active devices.

3G DEVICES

	QUARTER TO 30 JUNE 2005			QUARTER TO 30 SEPTEMBER 2005
COUNTRY	AT 1 APRIL 2005 (‘000s)	NET ADDITIONS (‘000s)	AT 30 JUNE 2005 (‘000s)	NET ADDITIONS (‘000s)	AT 30 SEP 2005 (‘000s)
Principal Markets
Germany	358	170	528	287	815
Italy(1)	511	209	720	324	1,044
Japan(2)	798	371	1,169	445	1,614
Spain	88	72	160	155	315
UK	190	92	282	156	438

	1,945	914	2,859	1,367	4,226

Other Subsidiaries & Joint Ventures	253	146	399	313	712

Group Statutory Total	2,198	1,060	3,258	1,680	4,938

Consumer devices	1,954	972	2,926	1,580	4,506
Business devices	244	88	332	100	432

	2,198	1,060	3,258	1,680	4,938

The table above only includes 3G devices in the Group’s subsidiary and joint venture undertakings.  There were an additional 0.4 million Vodafone Mobile Connect 3G/GPRS data card and Vodafone live! with 3G devices in our Associated undertakings at 30 September 2005 (30 June 2005: 0.2 million, 31 March 2005: 0.1 million).

(1)     Under IFRS, Vodafone Italy is treated as a joint venture.  The figures in the table above represent the Group’s share of 3G devices.

(2)     The number of 3G devices in Japan reported in the table above excludes 140,000 devices (30 June 2005: 130,000, 31 March 2005: 119,000) which use the 3G network but are not capable of accessing 3G data services.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

AVERAGE MONTHLY REVENUE PER USER IN THE QUARTER(1)

COUNTRY		30 JUNE 2004	30 SEPTEMBER 2004	31 DECEMBER 2004	31 MARCH 2005	30 JUNE 2005	30 SEPTEMBER 2005
Germany	Total	25.5	26.0	24.9	23.4	24.3	24.4
(EUR)	Contract	40.4	41.5	39.9	37.7	39.8	41.0
	Prepaid	10.3	10.3	9.6	9.2	9.2	9.0
Italy	Total	30.3	30.3	30.2	29.1	30.4	29.9
(EUR)	Contract	79.6	74.4	78.4	74.8	79.4	75.0
	Prepaid	25.6	26.0	25.5	24.6	25.8	25.9
Japan	Total	6,201	6,357	6,149	5,887	5,951	6,016
(JPY)	Contract	6,553	6,733	6,533	6,260	6,329	6,391
	Prepaid	2,512	2,718	2,574	2,393	2,410	2,448
Spain	Total	34.1	36.7	34.2	33.3	36.2	37.7
(EUR)	Contract	58.3	61.1	56.6	54.2	58.5	60.7
	Prepaid	14.7	16.4	14.7	14.6	15.4	16.2
UK	Total	26.6	26.6	24.9	24.1	24.6	25.1
(GBP)	Contract	49.6	48.7	45.7	45.6	46.5	47.9
	Prepaid	10.4	11.1	10.3	9.4	9.5	9.9

Albania	Total	2,336	2,587	2,417	2,184	2,255	2,534
(ALL)	Contract	24,469	25,580	24,629	22,234	23,592	25,201
	Prepaid	1,636	1,851	1,690	1,522	1,518	1,753
Australia	Total	51.0	52.1	47.3	51.4	47.8	48.2
(AUD)	Contract	76.7	77.1	82.8	102.2	92.8	93.6
	Prepaid	29.1	32.7	22.4	25.4	26.7	31.1
Czech Republic(2)	Total	643	657	680	641	680	679
(CZK)	Contract	1,062	1,063	1,066	986	1,029	1,017
	Prepaid	305	320	340	317	340	342
Egypt	Total	99.7	111.5	102.8	94.1	91.4	89.4
(EGP)	Contract	253.8	264.6	255.9	258.0	268.6	283.9
	Prepaid	63.1	74.4	67.9	61.8	60.7	62.4
Greece	Total	33.0	36.7	32.3	30.4	32.2	34.2
(EUR)	Contract	64.7	71.4	63.8	61.8	65.1	69.7
	Prepaid	17.7	19.4	16.2	14.4	15.1	15.7
Hungary	Total	5,255	5,396	5,182	4,945	5,321	5,153
(HUF)	Contract	12,667	12,961	11,774	10,800	11,302	11,264
	Prepaid	3,480	3,422	3,313	3,169	3,391	3,046
Ireland	Total	51.1	51.7	50.7	49.1	51.4	53.1
(EUR)	Contract	101.7	102.8	98.7	96.3	101.9	107.8
	Prepaid	31.0	31.6	31.7	30.8	32.1	32.6
Malta	Total	14.7	16.9	12.9	11.6	14.0	16.2
(MTL)	Contract	81.1	98.0	65.4	55.7	74.6	91.4
	Prepaid	8.2	8.7	7.4	6.8	7.4	7.8
Netherlands	Total	38.7	39.3	37.5	35.3	37.1	36.6
(EUR)	Contract	72.3	73.5	70.5	67.0	69.5	68.6
	Prepaid	13.1	13.3	11.9	10.5	11.3	11.0
New Zealand	Total	53.4	52.5	53.0	52.3	50.7	51.0
(NZD)	Contract	150.0	147.3	146.5	143.4	138.9	139.7
	Prepaid	27.9	27.2	27.9	27.8	25.9	25.6
Portugal	Total	29.2	29.7	26.8	25.8	26.4	27.1
(EUR)	Contract	59.3	59.8	54.5	54.4	67.3	69.8
	Prepaid	16.4	17.2	15.7	15.5	14.3	14.7
Romania(2)	Total	14.0	14.4	14.1	13.2	14.9	15.9
(USD)	Contract	29.4	31.2	30.4	27.7	30.2	31.1
	Prepaid	4.9	5.3	5.5	5.2	6.3	7.1
Sweden	Total	338.6	335.3	315.6	285.0	317.9	313.8
(SEK)	Contract	477.7	484.5	461.2	432.6	458.6	439.5
	Prepaid	68.8	75.0	60.8	29.9	61.7	69.3

(1)     The Group previously reported rolling 12 month ARPU information. In order to assist in the understanding of the Group’s results, information will now be presented on a rolling 3 month basis. Comparative information has been restated to reflect the new basis of disclosure. There has been no change in the underlying calculation of ARPU.

(2)     MobiFon S.A. in Romania and Oskar Mobil a.s. in the Czech Republic became subsidiaries on 31 May 2005. However, historic average monthly revenue per user information has been presented in the table above for all comparative periods in order to assist in the understanding of historic results.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUE(1)

	QUARTER TO 30 SEPTEMBER 2005
COUNTRY	MESSAGING	DATA	TOTAL

Principal Markets

Germany	15.2%	4.3%	19.5%

Italy(2)	14.5%	2.3%	16.8%

Japan(3)	7.2%	23.3%	30.5%

Spain	11.6%	2.6%	14.2%

UK	14.9%	4.8%	19.7%

Group Statutory Total	12.5%	6.4%	18.9%

HISTORIC NON-VOICE SERVICES INFORMATION(1)

	NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUE IN THE QUARTER TO
COUNTRY	30 JUNE 2004	30 SEPTEMBER 2004	31 DECEMBER 2004	31 MARCH 2005	30 JUNE 2005	30 SEPTEMBER 2005

Principal Markets

Germany(4)	17.3%	17.0%	18.3%	19.8%	19.3%	19.5%

Italy(2)	13.5%	14.8%	14.7%	15.6%	14.9%	16.8%

Japan(3)(4)	29.7%	28.7%	28.6%	29.1%	29.8%	30.5%

Spain	12.2%	13.0%	14.2%	15.0%	13.7%	14.2%

UK	17.4%	18.0%	18.8%	19.3%	19.3%	19.7%

Group Statutory Total(4)	17.7%	17.8%	18.1%	19.0%	18.5%	18.9%

(1)     The Group previously reported rolling 12 month non-voice services as a percentage of service revenue information. In order to assist in the understanding of the Group’s results, information will now be presented on a rolling 3 month basis.  Comparative information has been restated to reflect the new basis of disclosure.  There has been no change in the underlying calculation of non-voice services.

(2)     Under IFRS, Vodafone Italy is treated as a joint venture.

(3)     In Japan, messaging and other data services transmitted via the 3G network are packet-based.  It is not possible to allocate revenue arising from these services between Messaging and Data services and so all revenue is included within Data revenue.

(4)     Following a review of certain tariffs in Germany and Japan, the Group has reclassified an element of monthly fees received from contract customers from voice revenue to non-voice revenue to provide a more precise reflection of customer usage.

In Germany, during the six month period to 30 September 2005, the impact of the change is to reduce voice revenue by £26m and increase messaging revenue by the same amount.  There is no impact on service revenue or total revenue.  The change increases non-voice services as a percentage of service revenue in the quarter to 30 June 2005 from 18.4% to 19.3%.

In Japan, during the year to 31 March 2005, the impact of the change is to reduce voice revenue by £422m and increase messaging revenue by £131m and non-messaging data revenue by £291m.  For the six month period to 30 September 2005, the impact of the change is to reduce voice revenue by £200m and increase messaging revenue by £47m and non-messaging data revenue by £153m.  There is no impact on service revenue or total revenue.  The change increases non-voice services as a percentage of service revenue in the quarters to 30 June 2004, 30 September 2004, 31 December 2004, 31 March 2005 and 30 June 2005 from 21.3%, 21.2%, 21.0%, 22.4% and 22.4% to 29.7%, 28.7%, 28.6%, 29.1% and 29.8%.

The impact on the Group Statutory Total arising from the changes outlined above is to increase the non-voice services as a percentage of service revenue in the quarters to 30 June 2004, 30 September 2004, 31 December 2004, 31 March 2005 and 30 June 2005 from 16.0%, 16.3%, 16.7%, 17.7% and 17.1% to 17.7%, 17.8%, 18.1%, 19.0% and 18.5%.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

CUSTOMER CHURN(1)

		ANNUALISED CHURN INFORMATION IN THE QUARTER TO
COUNTRY		30 JUNE 2004	30 SEPTEMBER 2004	31 DECEMBER 2004	31 MARCH 2005	30 JUNE 2005	30 SEPTEMBER 2005
Principal Markets
Germany	Total	16.9%	17.9%	18.8%	19.5%	17.3%	19.7%
	Contract	14.4%	14.8%	16.1%	14.0%	13.1%	14.3%
	Prepaid	19.2%	20.9%	21.3%	24.5%	21.1%	24.6%
Italy(2)	Total	15.2%	17.6%	18.6%	17.2%	17.3%	18.7%
	Contract	19.9%	16.0%	16.3%	18.4%	14.9%	14.5%
	Prepaid	14.8%	17.8%	18.8%	17.0%	17.5%	19.1%
Japan	Total	22.2%	24.0%	21.9%	22.8%	20.2%	19.1%
	Contract	21.0%	22.9%	20.0%	20.8%	17.6%	16.2%
	Prepaid	33.6%	34.4%	37.2%	39.1%	41.5%	42.7%
Spain	Total	24.1%	21.9%	20.7%	21.3%	21.7%	20.7%
	Contract	15.9%	13.1%	14.2%	14.6%	13.6%	12.5%
	Prepaid	30.5%	29.0%	26.2%	27.1%	29.0%	28.1%
UK	Total	29.7%	28.8%	29.6%	30.7%	32.4%	33.1%
	Contract	22.2%	21.8%	21.6%	25.3%	23.2%	21.6%
	Prepaid	34.7%	33.5%	34.8%	34.2%	38.3%	40.5%

(1)     The Group previously reported rolling 12 month churn. In order to assist in the understanding of the Group’s results, information will now be presented on an annualised rolling 3 month basis.  Comparative information has been restated to reflect the new basis of disclosure.  There has been no change in the underlying calculation of customer churn.

(2)     Under IFRS, Vodafone Italy is treated as a joint venture.

ACTIVE CUSTOMERS(1)

	ACTIVE CUSTOMERS AT
COUNTRY	30 JUNE 2004	30 SEPTEMBER 2004	31 DECEMBER 2004	31 MARCH 2005	30 JUNE 2005	30 SEPTEMBER 2005

Principal Markets

Germany	93.0%	92.2%	91.7%	91.1%	90.1%	90.1%

Italy(3)	92.3%	92.1%	91.8%	91.8%	91.7%	92.3%

Japan	97.3%	97.0%	96.7%	96.4%	96.6%	96.8%

Spain	96.7%	92.2%	92.3%	92.7%	92.9%	93.0%

UK	91.2%	90.7%	89.7%	88.8%	88.8%	90.6%

Group Statutory Total(1)(2)	92.7%	92.2%	91.8%	91.6%	91.0%	91.8%

(1)   An active customer is defined as one who has made or received a chargeable event in the last 3 months.  The Group’s joint venture in Kenya and its subsidiary in the Czech Republic are currently unable to measure active customers under this basis and so have been excluded from the calculation of the Group Statutory Total activity percentages in the table above.

(2)   Comparative Group Statutory Total figures have been restated to reflect the change from UK GAAP to IFRS.  The impact of the change has been to decrease the Group Statutory Total active customer percentage at 30 June 2004, 30 September 2004, 31 December 2004 and 31 March 2005 by 0.6%, 0.5%, 0.5% and 0.5%, respectively.

(3)   Under IFRS, Vodafone Italy is treated as a joint venture.

KEY PERFORMANCE INDICATORS

MOBILE TELECOMMUNICATIONS BUSINESSES

VOICE USAGE VOLUMES(1)

	TOTAL VOICE MINUTES (MILLIONS) IN THE QUARTER TO
COUNTRY	30 JUNE 2004	30 SEPTEMBER 2004	31 DECEMBER 2004	31 MARCH 2005	30 JUNE 2005	30 SEPTEMBER 2005

Principal Markets

Germany(1)	5,775	5,967	6,050	5,768	6,356	6,428

Italy(2)	6,679	6,914	7,250	7,327	7,173	7,164

Japan	6,172	6,161	5,980	5,656	5,692	5,833

Spain	3,963	4,375	4,482	4,973	5,648	5,859

UK	6,219	6,324	6,530	6,413	6,810	6,937

	28,808	29,741	30,292	30,137	31,679	32,221

Other Subsidiaries

Albania	107	121	119	118	129	144

Australia	1,055	1,120	1,346	1,442	1,619	1,818

Czech Republic(3)	N/a	N/a	N/a	N/a	289	840

Egypt	1,470	1,693	1,616	1,734	1,979	2,341

Greece	1,417	1,535	1,517	1,538	1,757	1,896

Hungary	566	608	652	651	741	792

Ireland	1,143	1,187	1,195	1,176	1,263	1,279

Malta	40	43	39	37	42	47

Netherlands	1,513	1,437	1,567	1,556	1,697	1,601

New Zealand	469	497	538	539	540	559

Portugal	1,199	1,235	1,229	1,268	1,319	1,384

Romania(3)	N/a	N/a	N/a	N/a	525	1,754

Sweden	647	640	657	614	688	681

	9,626	10,116	10,475	10,673	12,588	15,136

Other Joint Ventures(3)	1,634	1,767	1,908	1,931	2,021	1,957

Group Statutory Total(1)	40,068	41,624	42,675	42,741	46,288	49,314

(1)     The total voice minute information in the table above represents the volume of minutes handled by each local network and includes incoming, outgoing and visitor calls.  The voice minute information in respect of the Czech Republic, Germany, New Zealand and Romania reflects minutes billed which are rounded-up under certain tariffs.

(2)     Under IFRS, Vodafone Italy is treated as a joint venture. The figures in the table above represent the Group’s share of the voice minute information.

(3)     MobiFon S.A. in Romania and Oskar Mobil a.s. in the Czech Republic became subsidiaries on 31 May 2005.  Voice minutes in the quarter to 30 June 2005 only include volumes during the month of June 2005. Prior to 31 May 2005, MobiFon S.A. was treated as a joint venture and was previously included within Other Joint Ventures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 16, 2005	By: /s/S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary